Exhibit 99.1

Introductory Note

In May 2012, we completed the sale of our 51% controlling interest in Liacom Systems Ltd., referred to as Liacom, for an aggregate consideration of $1.7 million. The sale formed part of our strategic plan to focus on our legacy modernization core business and sell our other non-core activities. Liacom met the definition of a component. Accordingly, the results of operation of Liacom as discontinued operation in the statement of operations and prior periods' results have been reclassified. Below we present revised historical consolidated financial statements and information included in our annual report on Form 20-F for the year ended December 31, 2011, referred to as Our Form 20-F for 2011, which was filed with the Securities and Exchange Commission on April 17, 2012 and amended on April 24, 2012. This information presents the results of our 51% controlling interest in Liacom Systems Ltd. as discontinued operation on a retrospective basis for the years ended December 31, 2011, 2010 and 2009. The information contained below does not amend or otherwise restate any portion of our Form 20-F for 2011.

The following sections of our Form 20-F for 2011 are hereby adjusted to reflect the discontinued operation on a retrospective basis:

Part I, Item 3.A. Selected Financial Data

Part I, Item 5. Operating and Financial Review and Prospects

Part I, Item 8.A. Consolidated Statements and Other Financial Information

Other than the items listed above, we are not otherwise updating any other portion of our Form 20-F for 2011. Unaffected items of our Form 20-F for 2011 have not been repeated in this report on Form 6-K. This report on Form 6-K does not modify or update the disclosures contained in our Form 20-F for 2011 in any way, nor does it reflect any subsequent information, activities or events, other than as required to reflect the discontinued operation described above. Without limitation to the foregoing, this report on Form 6-K does not purport to update Operating and Financial Review and Prospects included in our Form 20-F for 2011 for any information, uncertainties, transactions, risks, events or trends occurring or known to management. More current information is included in our other filings with the Securities and Exchange Commission. This report on Form 6-K should be read in conjunction with, and as a supplement to, our Form 20-F for 2011and our other filings with the SEC.

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ITEM 3. KEY INFORMATION

A.           Selected Financial Data

The following tables present selected information from our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derived the selected consolidated statements of operations data for each of the years ended December 31, 2009, 2010 and 2011 and the selected balance sheet data as of December 31, 2010 and 2011 from our consolidated financial statements included in Item 18 of our annual report, which have been prepared in accordance with generally accepted accounting principles as applied in the United States, or U.S. GAAP. Our consolidated financial statements have been audited by Ziv Haft, an independent registered public accounting firm and BDO member firm. The selected consolidated financial data as of December 31, 2009 is derived from our audited financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP. You should read the selected consolidated financial data set forth below together with our consolidated financial statements and notes thereto included elsewhere in our annual report. See “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2011	2010	2009
	$
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$27,163	$47,349	$69,514
Cost of revenues	19,717	33,299	37,466
Gross profit	7,446	14,050	32,048
Research and development costs	4,216	6,692	11,420
Selling, general, and administrative expenses	17,684	28,124	30,190
Loss on sale of subsidiary and AppBuilder	4,063	3,989	-
Goodwill impairment	9,632	13,185	5,670
Restructuring costs	-	-	-
Total operating expenses	31,532	51,990	47,280
Operating income (loss)	(28,149)	(37,940)	(15,232)
Financial expenses, net	(1,183)	(868)	(823)
Other income, net	-	-	-
Loss before taxes on income	(29,332)	(38,808)	(16,055)
	(3,323)	225	253
Income tax (expense) benefit	(32,655)	(38,583)	(15,802)
Equity in earnings (losses) of affiliated companies, net	-	-	(10)
Net loss from continued operation	(32,655)	(38,583)	(15,812)
Net profit from discontinued operation	188	434	537
Net loss	(32, 467)	(38,149)	(15,265)
Net income (loss) attributed to non-controlling interests	91	(55)	(295)
Net loss attributed to BluePhoenix’ shareholders	$(32,376)	$(38,204)	$(15,570)
Total earnings (loss) per share:
From continued operation basic and diluted	$(5.28)	$(6.55)	$(3.00)
From discontinued operation basic and diluted	$0.03	$0.07	$0.1
Attributable to the shareholders	$(5.25)	$(6.48)	$(2.90)
Weighted average number of shares outstanding	6,158	5,889	5,375
Weighted average number of shares outstanding assuming dilution	6,158	5,889	5,375

	December 31,
	2011	2010	2009
	$
	(in thousands)
Consolidated Balance Sheet Data:
Working capital	$(1,684)	$647	$27,638
Total assets	$34,400	$78,999	$122,554
Total liabilities	$18,805	$32,957	$39,880
Net Assets	$15,595	$46,042	$82,674

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We engage in the IT modernization solutions business and provide professional services and knowledge management solutions.

We have experienced a significant decline in our revenues from $69.5 million in 2009 to $47.3 million in 2010 and to $27.2 million in 2011. The decline in our revenues has resulted from the general economic recession, including in the financial services and banking sector, which resulted in a decline in the number of our customers.

Economic conditions in our target markets have experienced a significant prolonged downturn and remain uncertain. Challenging economic times have caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and reduced corporate profits and capital spending, all of which have had and continue to have a negative effect on our business, results of operations and financial condition. Our services, particularly in modernization projects, deal with customer mission critical applications and encapsulate risk for the customer. Therefore, our customers are more cautious in entering into these types of transactions with us, and consequently, the process for approval and signing of deals may be lengthy and expensive.

In response to these market conditions, we are focusing on providing customers with legacy modernization solutions that have a cost effective impact on the customers’ information technology spending, which is particularly important during difficult economic environment. Our knowledge management solution is an example of our ability to deliver cost effective tools to our customers, improving their employees’ productivity.

We sought to offset the decrease in our revenues by instituting initiatives to reduce costs, improve working capital and mitigate the effects of the different related economic conditions on our business. The number of our employees has decreased from approximately 630 in 2009 to 460 in 2010 and to 350 in 2011. As of April 2012, we employed approximately 300 employees. However, due to severance and other termination costs, our labor costs were not reduced commensurate with our reduction in revenues. As labor costs constitute a substantial portion of our costs of revenues, selling and administrative expenses and research and development expenses, the significant amount of severance and other termination costs contributed to our losses and negative cash flow in 2011.

In 2011, we entered into an agreement with Magic, pursuant to which we sold to Magic our AppBuilder technology. The net consideration for the AppBuilder was $12.5 million, of which approximately $3.8 million was deposited in escrow. Most of the escrow funds are expected to be released during 2012 and 2013 subject to the fulfillment of certain conditions. As a result of the transaction, we recorded a capital loss of $4.1 million in 2011, mostly derived from the realization of goodwill in the amount of $13.1 million.

In addition, we undertook to provide Magic with certain professional services during a three-year period commencing at the closing of the transaction. Revenues generated in 2011 from these services were $483,000.

Our investment in research and development in 2011 amounted to $4.2 million, compared to $6.7 million in 2010 and $11.4 million in 2009. The decrease in software development costs in 2011 compared to 2010 was attributable to the implementation of our cost saving plan which was aimed to reduce the overall number of our employees, including those engaged in research and development activities. The decrease in software development costs in 2010 compared to 2009 was attributable to the reallocation of human resources from research and development costs to cost of sales and termination of employment of a significant number of employees as part of the continued implementation of our cost savings plan.

We have also incurred significant charges related impairment losses on our goodwill.  Pursuant to impairment tests performed in 2011, 2010 and 2009, impairment losses of $9.6 million, $13.2 million and $5.7 million, respectively, related to goodwill of our overall IT modernization reporting unit were identified and charged to income. These impairment losses are attributed mainly to the decrease our in revenues and the decline in our stock price.

2011 Adjusted EBITDA. In evaluating our results, we focus on the following key financial and operating data: revenues, gross margin, recurring revenues, cash flow and adjusted EBITDA.

Recurring revenues are analyzed in terms of revenues from products, revenues from professional services based on our tools, revenues based on geography and revenues from maintenance and long term service contracts. We had negative operating cash flow of $8.4 million in 2011. The negative cash flow is primarily attributable to the continued significant decrease in revenues in 2011 compared to 2010 and 2009, resulting decreases in the amount of receivables subject to sale of receivables agreements, while the adjustment to the level of expenses lagged behind.

The non-GAAP measure of “adjusted EBITDA” serves as an additional indicator of our operating performance and not as a replacement for other measures such as cash flows from operating activities and operating income in accordance with GAAP. We believe that adjusted EBITDA is useful to investors as a measure of forward-looking cash flows as it excludes depreciation and amortization, goodwill impairment, stock based compensation and non-recurring charges, such as termination costs and one-time expenses and losses. Stock-based compensation is an incentive for certain individuals who are part of the executive management. They are affected by historical stock prices which are irrelevant to forward-looking analyses and are not necessarily linked to the operational performance. We also believe that adjusted EBITDA is commonly used by analysts and investors in our industry and enables shareholders and potential investors to apply multiples on adjusted EBITDA in making investment decisions with respect to our company. Our management uses the non-GAAP measure of adjusted EBITDA as the main indicator to evaluate operational performance and future cash flow of our business, and to assist management in allocating financial resources and workforce as well as to determine strategic targets and executive management remuneration.

Adjusted EBITDA does not take into account certain items and therefore it has inherent limitations. We obtain our adjusted EBITDA measurement by adding to net earnings (net loss), financial expenses, amortizations, income taxes, financial expenses, results attributed to non-controlling interests and losses on exchange incurred during the year. We exclude from our adjusted EBITDA calculation the effects of non-monetary transactions recorded, such as stock-based compensation, goodwill impairment, one-time charges (such as the one-time expense related to several projects ended during 2011, a loss related to the sale of AppBuilder and expenses related to termination of employment of employees in accordance with our cost saving plan). These expenses do not reflect our on-going future operation. To compensate for these limitations, we analyze adjusted EBITDA in conjunction with other GAAP measures and other operating performance measures. Adjusted EBITDA should not be considered in isolation or as a substitute for a GAAP measure. Investors should carefully consider the specific items included in adjusted EBITDA. While adjusted EBITDA has been disclosed to permit a more complete comparative analysis of our operating performance relative to other companies, investors should be cautioned that adjusted EBITDA as reported by us may not be comparable in all instances to adjusted EBITDA as reported by other companies.

The following table provides a reconciliation of net income (loss) to adjusted EBITDA for the periods indicated:

	2011	2010	2009
Net loss	(32,376)	(38,204)	(15,570)
Amortization of intangible assets	3,707	7,002	7,926
Goodwill impairment	9,632	13,185	5,670
Stock-based and non-cash compensation	1,208	1,506	2,031
Cost saving expenses and one-time charges	13,488	14,481	6,167
Loss on sale of subsidiary and AppBuilder	4,063	3,989	0
Net loss from discontinued operation	(188)	(434)	(537)
Net (income) loss attributed to non-controlling interests	(91)	55	295
Income tax expenses (benefit)	3,323	(225)	(253)
Financial expenses, net	1,183	868	823
Adjusted EBITDA	3,949	2,223	6,562

The following table provides a reconciliation of cash flow provided by operating activity to adjusted EBITDA for the periods indicated:

	2011	2010	2009
Cash flow provided by operating activity	(8,389)	(7,616)	966
Financial expenses and other income paid in cash	823	1,195	802
Restructuring expenses and one-time charges paid in cash	14,376	14,218	7,213
Increase (decrease) in trade receivable	(5,780)	(6,990)	(3,017)
Increase (decrease) other current assets	(948)	(442)	(568)
Decrease (increase) in trade payables	1,723	858	(981)
Decrease in other accounts payables	2,052	945	2,429
Income tax paid in cash	92	463	347
Net loss from discontinued operation	0	(408)	(629)
Adjusted EBITDA	3,949	2,223	6,562

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP. Accordingly, we are required to make certain estimates, judgments, and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue recognition. Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue policy. Revenue results are difficult to predict and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses. Should changes in conditions cause management to determine that these guidelines are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Revenues derived from direct software license agreements are recognized in accordance with FASB ASC Topic 985 “Software” (“ASC 985”), upon delivery of the software, when collection is probable, the license fee is otherwise fixed or determinable, and persuasive evidence of an arrangement exists.

We typically sell our software products and services in stand-alone contracts for software product licenses, services, or maintenance and support. A relatively small portion of our arrangements includes multiple elements. These arrangements are usually arrangements in which we sell a software product license and post-contract support, referred to as PCS.

We allocate the total fee arrangement to the software and the PCS undelivered element based on vendor-specific objective evidence, referred to as VSOE, under which “The fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately.” The fair value of the PCS is calculated by the consistent renewal rate of the PCS stated in the relevant contract. The portion of the fee arrangement allocated to the PCS is recognized as revenues ratably over the term of the PCS arrangement.

In some agreements with our customers, the customers have the right to receive unspecified upgrades on an if-and-when available basis (we do not provide specific upgrades). These upgrades are considered post-contract support (PCS). Revenue allocated to the PCS is recognized ratably over the term of the PCS.

Long term contracts accounted for pursuant to FASB ASC Topic 605-35-25 (prior authoritative literature: SOP 81-1, “Accounting for Performance of Construction-Type Contracts”) are contracts in which we sell our software framework, on which material modifications, developments and customizations are performed, to provide the customer with a new and modern IT application with enhanced capabilities that were unavailable in its former legacy system. The services are essential to the functionality of the software and to its compliance with customers’ needs and specifications. Under this method, estimated revenue is generally accrued based on costs incurred to date, as a percentage of total updated estimated costs. Changes in our estimates may affect the recognition of our long-term contract revenues. We recognize contract losses, if any, in the period in which they first become evident. Some of our contracts include client acceptance clauses. In these contracts, we follow the guidance of ASC 985-605-55 (formerly TPA 5100.67) and SAB 104. In determining whether revenue can be recognized, when an acceptance clause exists, we consider our history with similar arrangements, the customer’s involvement in the negotiation process, and the existence of other service providers and the payment terms.

We present revenues from products and revenues from services in separate line items. The product revenues line item includes revenues generated from (i) stand-alone software products; and (ii) software products that were included in multiple-element arrangements and were separated pursuant to ASC 985 as aforementioned.

In the services revenue line item, we include (i) revenues generated from stand-alone consulting services; (ii) revenues generated from stand alone PCS; (iii) revenues accounted for pursuant to ASC 605-35-25; and (iv) revenues generated from PCS included in multiple-element arrangement and were separated pursuant to ASC 985 as aforementioned. We have included all long term contracts arrangements in the service revenue line item since we cannot establish VSOE of fair value to neither the service element nor the software element. Our software framework and these kinds of modifications and customizations are not sold separately. Therefore, we can not appropriately justify reflecting the product portion separately in our statement of operations.

Impairment of goodwill and intangible assets. Our business acquisitions resulted in goodwill and other intangible assets. We periodically evaluate our goodwill, intangible assets, and investments in affiliates for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions, and operational performance of our acquired businesses and investments.

In accordance with FASB ASC Topic 350 “Intangible – goodwill and other,” indefinite life intangible assets and goodwill are not amortized but rather subject to periodic impairment testing.

Goodwill and intangible assets are tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples, and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record additional impairment charges for our goodwill and intangible assets. These write downs may have an adverse affect on our operating results. Future events could cause us to conclude that impairment indicators exist and that additional intangible assets associated with our acquired businesses are impaired. In addition, we evaluate a reporting unit for impairment if events or circumstances change between annual tests, indicating a possible impairment. Examples of such events or circumstances include: (i) a significant adverse change in legal factors or in the business climate; (ii) an adverse action or assessment by a regulator; (iii) a more likely than not expectation that a portion of the reporting unit will be sold; (iv) continued or sustained losses at a reporting unit; (v) a significant decline in our market capitalization as compared to our book value; or (vi) the testing for recoverability of a significant asset group within the reporting unit.

The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. In estimating the fair value of the reporting unit for the purpose of our periodic analysis, we make estimates and judgments about the future cash flows of the reporting unit. Although our cash flow forecasts are based on assumptions that are consistent with our plans and estimates we are using to manage the underlying businesses, there is significant exercise of judgment involved in determining the cash flows attributable to a reporting unit over its estimated remaining useful life. In addition, we make certain judgments about allocating shared assets to the estimated balance sheets of our reporting unit. Changes in judgment on these assumptions and estimates could result in a goodwill impairment charge. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

We have one operating segment and one reporting unit related to overall IT modernization. We utilize a two-step method to perform a goodwill impairment review in the fourth quarter of each fiscal year or when facts and circumstances indicate goodwill may be impaired. In the first step, we determine the fair value of the reporting unit using expected future discounted cash flows and estimated terminal values. If the net book value of the reporting unit exceeds the fair value, we would then perform the second step of the impairment test which requires allocation of the reporting unit's fair value of all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. The implied fair value of the goodwill is then compared to the carrying value to determine impairment, if any. In 2011, 2010 and 2009, we performed impairment tests, and identified impairment losses of $9.6 million, $13.2 million and $5.7 million, respectively, related to goodwill of our overall IT modernization reporting unit, which were charged to operations. We attribute this impairment primarily to the decline in revenues and the decline in prices.

We determine the fair value of a reporting unit using the Income Approach, which utilizes a discounted cash flow model, as we believe this approach best approximates the unit’s fair value. We corroborated the fair values using the Market Approach. Judgments and assumptions related to revenue, gross profit, operating expenses, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. Additionally, we evaluated the reasonableness of the estimated fair value of the reporting unit by reconciling to its market capitalization. This reconciliation allowed us to consider market expectations in corroborating the reasonableness of the fair value of the reporting unit. Following such reconciliation, we found that there was no material difference (approximately 2.9%) between the fair value of the reporting unit and its market capitalization as of December 31, 2011. If our market capitalization stays below the value of our equity, or actual results of operations differ materially from our modeling estimates and related assumptions, we may be required to record additional impairment charges for our goodwill. We will continue to monitor market trends in our business, the related expected cash flows and our calculation of market capitalization for purposes of identifying possible indicators of impairment. Should our book value per share continue to exceed our market share price or we have other indicators of impairment, as previously discussed, we will be required to perform an interim step one impairment analysis, which may lead to a step two analysis resulting in goodwill impairment. Additionally, we would then be required to review our remaining long-lived assets for impairment.

In determining gain or loss on disposal of a portion of the AppBuilder technology, the amount of goodwill that was included in that carrying amount of the disposed reporting unit was based on the relative fair values of the disposed of business and the portion of the reporting unit that was retained.

Stock Based Compensation. We account for stock-based compensation to employees in accordance with FASB ASC Topic 718 “Compensation - Stock Compensation.” In the past three years, most of the awards were of restricted stock units (“RSUs”).  RSUs are valued based on the market value of the underlying stock at the date of grant. A small portion of the awards are share options. We measure and recognize compensation expense with respect to share options based on estimated fair values on the date of grant using the Black-Scholes option-pricing model. This option pricing model requires that we make several estimates, including the option’s expected life and the price volatility of the underlying stock.

Income taxes. As a multinational corporation, we are subject to taxation in many jurisdictions, and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty.  Accounting for uncertainty in income taxes requires that tax benefits recognized in the financial statements must be at least more likely than not of being sustained based on technical merits. The amount of benefits recorded for these positions is measured as the largest benefit more likely than not to be sustained. Significant judgment is required in making these determinations. As of December 31, 2011, there are no unrecognized tax benefits. Deferred taxes are determined utilizing the “asset and liability” method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, when it is more likely than not that deferred tax assets will not be realized in the foreseeable future. In calculating our deferred taxes we are taking into account various estimations, which are examined and if necessary adjusted on a quarterly basis, regarding our future utilization of future carry forward losses.

Accounts receivable and Allowances for Doubtful Accounts. Our trade receivables include amounts due from customers. We perform ongoing credit evaluations of our customers’ financial condition and we require collateral as deemed necessary. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make payments. In judging the adequacy of the allowance for doubtful accounts, we consider multiple factors including the aging of our receivables, historical bad debt experience and the general economic environment. Management applies considerable judgment in assessing the realization of receivables, including assessing the probability of collection and the current credit worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Derivative Instruments. Under the provisions of FASB ASC Topic 815 “Derivatives and hedging,” all derivatives are recognized on the balance sheet at their fair value.

We use foreign currency options, forward exchange contracts and forward interest rate contracts to assist in managing financial risks. We do not use derivative financial instruments for speculative purposes. These instruments are recognized at fair value, with all changes in fair value recorded in current period earnings, as these transactions have not been designated as hedging instruments under ASC 815.

Recently Issued Accounting Pronouncements

In December 2011, the Financial Accounting Standard Board, referred to as the FASB, issued an accounting standard update which requires additional disclosures about the nature of entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. We believe that the adoption will not have a material impact on our consolidated financial statements.

In June 2011, the FASB amended its comprehensive income presentation guidance. The amendment requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. The guidance is effective for interim and annual periods beginning after December 15, 2011. In December 2011, the FASB indefinitely deferred certain provisions of this guidance to present certain reclassification adjustments into and out of accumulated other comprehensive income on a gross basis. We believe that the adoption will not have a material impact on our consolidated financial statements.

In May 2011, the FASB amended its fair value measurements and disclosures guidance. The amendment clarifies the existing guidance and adds new disclosure requirements. The guidance is effective for interim and annual periods beginning after December 15, 2011. We believe that the adoption will not have a material impact on our consolidated financial statements.

In September 2011, the FASB issued new accounting guidance intended to simplify goodwill impairment testing. We will be allowed to perform a qualitative assessment on goodwill impairment to determine whether a quantitative assessment is necessary. This guidance is effective for goodwill impairment tests performed in interim and annual periods for fiscal years beginning after December 15, 2011 with early adoption permitted. We believe that the adoption will not have a material impact on our consolidated financial statements.

In December 2010, the FASB issued amendments to the disclosure of pro forma information for business combinations. These amendments were effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The amendments clarify the acquisition date that should be used for reporting the pro forma financial information disclosures when comparative financial statements are presented. The amendments also improve the usefulness of the pro forma revenue and earnings disclosures by requiring a description of the nature and amount of material, nonrecurring pro forma adjustments that are directly attributable to the business combination(s).

Our Reporting Currency

The currency of the primary economic environment in which the operations of BluePhoenix and most of its subsidiaries are conducted is the U.S. dollar. In addition, a substantial portion of our revenues and costs are incurred in dollars. Thus, the dollar is our functional and reporting currency.

We follow FASB ASC Topic 830 “Foreign currency translation” and accordingly non monetary transactions denominated in currencies other than the dollar are measured and recorded in U.S. dollar at the exchange rates prevailing at transaction date. Monetary assets and liabilities denominated in currencies other than the dollar are translated at the exchange rate on the balance sheet date. Exchange gain or losses on foreign currency translation are recorded in income.

Following is a summary of the most relevant monetary indicators for the reported periods:

For the year ended December 31,	Inflation rate in Israel	Revaluation (Devaluation) of NIS against the US$	Revaluation (Devaluation)of euro against the US$
	%	%	%
2009	3.9	0.7	(3.3)
2010	2.7	6.0	8.0
2011	2.2	(7.7)	3.3

A.           Operating Results

The following table presents the percentage relationships of certain items from our consolidated statement of operations, as a percentage of total revenues for the periods indicated:

Statement of Operations Data as a Percentage of Revenues:

	Year ended December 31,
	2011	2010	2009
	%	%	%

Revenues	100.0	100.0	100.0
Cost of revenues	72.6	70.3	53.9
Gross profit	27.4	29.7	46.1
Research and development costs	15.5	14.1	16.4
Selling, general, and administrative expenses	65.1	59.4	43.4
Loss on sale of subsidiary and AppBuilder	15.0	8.4
Goodwill impairment	35.4	27.9	8.2
Operating loss	(103.6)	(80.1)	(21.9)
Financial expenses, net	4.4	1.9	1.2
Other income, net	-	-	-
Loss before taxes on income	(108.0)	(82.0)	(23.1)
Income tax (expense) benefit	(12.2)	0.5	0.4
	(120.2)	(81.5)	(22.7)
Equity in earnings of affiliated companies, net	-	-	-
Net loss from continued operation	(120.2)	(81.5)	(22.7)
Loss from discontinued operation	0.7	0.9	0.7
Net loss	(119.5)	(80.6)	(22.0)
Net results attributable to non-controlling interests	0.3	0.1	0.4
Net loss attributable to BluePhoenix’ shareholders	(119.2)	(80.7)	(22.4)

Years Ended December 31, 2011 and 2010

Revenues. Revenues decreased by 42% from $47.3 million in 2010 to $27.2 million in 2011. The decrease is mainly attributable to the decline in the number of our customers.

Revenues from AppBuilder technology in 2011 amounted to $8.6 million, representing 31% of our revenues.

Our revenue is dependent upon the strength of the worldwide economy. In particular, we depend upon our customers making continuing capital investments in information technology products. These spending levels are impacted by the worldwide level of demand for enterprise legacy IT modernization solutions and services. Demand for these is normally a function of prevailing global or regional economic conditions and is negatively affected by a general economic slow-down as consumers reduce discretionary spending on information technology upgrades. Although there have been indications that the economy may be improving in many areas, this has not resulted in an increase in purchases by our customers. Our results were also affected by the decline in the financial services industry, which is one of our target markets. In 2011 and 2010, approximately 34% and 48% of our revenues, respectively, was derived from the financial services industry. We believe that the financial services industry continues to be adversely affected by difficult economic conditions.

We have identified delays in placement of purchase orders by customers and longer sales cycles. The negotiation process with our customers has developed into a lengthy and expensive process. In addition, some of our customers have delayed or cancelled information technology projects or are seeking to lower their costs, which have resulted in reduced prices being paid for our products. Customers with excess information technology resources have chosen and may continue to choose to develop in-house software solutions rather than obtain those solutions from us.

Our revenues are generated from long term services and maintenance contracts, and from legacy systems modernization (turn-key projects, products and related maintenance). We continued to suffer from a decrease in the revenues generated from legacy systems modernization in 2011, which decreased by 36%, from $14.7 million in 2010 to $9.4 million in 2011. The decrease is mainly attributable to the loss of three major customers for our consulting services, a decrease in revenues from products, as well as a continuing decrease in the revenues from our turn-key projects. As a percentage of revenues, revenues from legacy modernization increased from 31% of revenues in 2010 to 35% of revenues in 2011.

Revenues generated from our products (software licenses) decreased by 63%, from $7.9 million in 2010 to $2.9 million in 2011. Revenues generated from our services decreased by 38% from $39.4 million in 2010 to $24.3 million in 2011.

The table below presents the breakdown of our revenues based on the location of our customers for the periods indicated:

	2011	2010	2009
	%	%	%
North America	33	30	40
Europe (other than Denmark)	35	38	38
Denmark	9	19	14
Israel	12	8	3
Other	11	4	5

Total	100	100	100

Revenues from customers located in Europe and Denmark, as a percentage of revenues, decreased in 2011 compared to 2010 mainly as a result of the loss of three major customers of our consulting services.

Gross Profit. Gross profit in 2011 decreased by 47% from $14.1 million in 2010 to $7.5 million in 2011. The decrease is attributable to:

•	a significant decrease in revenues in 2011 compared to 2010;
•
a reduction in our cost of revenues lagging behind the decrease in our revenues, which was due to our continued workforce reduction, and our incurring severance and other termination costs in connection with the workforce reduction; and

•	pricing pressures in attracting new customers.

As a percentage of revenues, gross profit was 27% in 2011 compared to 30% in 2010. The decrease was mainly attributable to the decrease in revenues from our products which have a higher margin.

Cost of revenues. Cost of revenues consists of salaries, amortization of intangible assets, fees paid to independent subcontractors and other direct costs. Cost of revenues decreased by 41% from $33.3 million in 2010 to $19.7 million in 2011. This decrease resulted primarily from the reduction in our workforce, as well as the amortization of intangible assets which contributed $3.7 million to our cost of revenues in 2011. The number of our technical expert employees decreased from approximately 280 in 2010 to 216 in 2011. Cost of revenues as a percentage of revenues increased from 70% in 2010 to 73% in 2011. This increase was attributable to the continuing decrease in revenues in 2011 compared to 2010 and in particular to the decrease in revenues from our products.  As a result, as well as the significant amount of severance and other termination costs incurred by us in 2011, our labor costs were not reduced commensurate with the decrease in revenues

Research and development costs. Research and development costs consist of salaries and consulting fees that we pay to professionals engaged in the development of new software tools and related methodologies. Our development costs are allocated among our modernization suite of tools and are charged to operations as incurred. Research and development costs decreased by 37% from $6.7 million in 2010 to $4.2 million in 2011, mainly as a result of reduction in our research and development activities, shifting of our research and development activities to our cost-effective off-shore centers, reallocation of professional human resources from research and development to the delivery of turn key projects and termination of employment of a significant number of employees. The number of employees in research and development has been decreased from approximately 85 in 2010 to 77 in 2011. As a percentage of revenues, research and development costs increased from 14% in 2010 to 16% in 2011.

Selling, general, and administrative expenses. Selling, general, and administrative expenses consist primarily of wages and related expenses, travel expenses, sales commissions, selling expenses, marketing and advertising expenses, rent, insurance, utilities, professional fees, depreciation and amortization. Selling, general, and administrative expenses decreased by 37% from $28.1 million in 2010 to $17.6 million in 2011. This decrease is attributable to the continued implementation of our cost saving plan resulting in dismissal of employees. The number of employees employed by us in selling, general, and administrative has been decreased from approximately 68 in 2010 to 53 in 2011. As a percentage of revenues, selling, general and administrative expenses increased from 59% in 2010 to 65% in 2011 as a result of the significant decline in revenues in 2011 and the high costs of our cost saving plan relating to the severance pay for dismissed employees. Expenses for doubtful accounts increased from $2.1 million in 2010 to $3.8 million in 2011, based on a quarterly reassessment.

Goodwill impairment. Our goodwill is tested for impairment on an annual basis or whenever events or circumstances indicate impairment may have occurred. In 2011 and 2010, we performed impairment tests. An impairment loss of $9.6 million was identified in 2011 compared to an impairment loss of $13.2 million identified in 2010 and attributed to goodwill of our overall IT modernization reporting unit, which was charged to operations. We attribute this impairment to the decline in the number of modernization projects performed by us and the decline in prices for our products, resulted from the continuing effect of the global economic and financial downturn and market uncertainty, which caused a significant decrease in our revenues.

Loss on sale of AppBuilder. Loss on sale of AppBuilder to Magic, in 2011, was $4.1 million, mostly derived from the realization of goodwill in the amount of $13.1 million and other intangible assets of $470,000.

Financial expenses, net. Financial expenses increased from $870,000 in 2010 to $1.2 million in 2011. Financial expenses include mainly interest paid on a loan extended to us by third party and expenses relating to derivative financial instruments and realized gain on marketable securities. The increase in financial expenses is mostly attributable to the decrease in income attributed to the warrants issued by us in recent years from $1.6 million in 2010 to $45,000 in 2011. This financial income attributed to the warrants is treated under ASC 815-40-15, under which the warrants (ratchet down of exercise price based upon lower exercise price in future offerings), which are not indexed to our own stock and therefore are a derivative financial liability, are bifurcated and separately accounted for and being recorded.

Income tax expense. In 2011, we had income tax expense of $3.3 million compared to income tax benefit of $225,000 in 2010. The tax expense in 2011 is compounded from $400,000 current tax expense, $2.7 million deferred taxes and $230,000 tax related to previous years. We have net operating losses carried forward for tax purposes in the amount of approximately $103.0 million. We have deferred tax liability in an amount of $425,000.

Net loss from discontinued operation. Net loss from discontinued operation was $188,000 in 2011 compared to $434,000 in 2010, and refers to net loss of Liacom.

Net income (loss) attributable to non-controlling interests. Net income attributable to non-controlling interest in 2011 was $91,000 compared to net loss of $55,000 in 2010, and represented the non-controlling share in the net profit (loss) of our subsidiaries, Liacom Systems Ltd. and Zulu Software Inc. The change in non-controlling interest results from the change in the net profit of this subsidiary.

Years Ended December 31, 2010 and 2009

Revenues. Revenues decreased 32% from $69.5 million in 2009 to $47.3 million in 2010. The decrease is mainly attributable to the decline in the number of our customers, as well as the decrease in prices, mostly in our legacy modernization projects.

Our results were also affected by the declines in the financial services industry which is one of our principal target markets. In 2010 and 2009, approximately 48% and 49% of our revenues, respectively, was derived from the financial services industry.

We have identified delays in purchase order placement and longer sales cycles from our customers.  The negotiation process with our customers in the financial services industry has developed into a lengthy and expensive process. In addition, some of our customers have delayed or cancelled information technology projects or seek to lower their costs, which have resulted in reduced prices being paid for our products. Customers with excess information technology resources have chosen to develop in-house software solutions rather than obtain those solutions from us.

Revenues generated from our products (software licenses) were $7.9 million in 2010 and $6.8 million in 2009. Revenues generated from our services decreased by 37%, from $62.7 million in 2009 to $39.4 million in 2010.

We continued to suffer from a decrease in the revenues generated from legacy systems modernization in 2010, which decreased from $34.6 million in 2009 to $14.7 million in 2010. As a percentage of revenues, revenues from legacy modernization decreased from 50% of revenues in 2009 to 31% of revenues in 2010, most of which is attributable to a decrease in revenues from turn-key projects.

The table below presents the breakdown of our revenues based on the location of our customers for the periods indicated:

	2010	2009
	%	%
North America	30	40
Europe (other than Denmark)	38	38
Denmark	19	14
Israel	8	3
Other	5	5
Total	100	100

Revenues from customers located in North America decreased in 2010 compared to 2009 due to a decrease in revenues from legacy system modernization. The increase in the percentage of revenues from customers located in Israel was attributed to, among others, our purchase of the KM business.

Gross Profit. As a percentage of revenues, gross profit was 30% in 2010 compared to 46% in 2009. The decrease is attributable to:

•	a significant decrease in revenues in 2010 compared to 2009;
•
a reduction in our cost of revenues lagging behind the decrease in our revenues, which was due to our workforce reductions occurring in the latter half of 2010, after it had become apparent that revenues were not going to increase based on improvements in the economy generally, and our incurring severance and other termination costs in connection with the workforce reduction;

•	an additional expense of $3.6 million incurred during 2010 relating to a delay in delivery of a large project;
•	pricing pressures in attracting new customers; and
•	a reallocation of human resources from research and development costs to cost of sales.

Cost of revenues. Cost of revenues decreased by 11% from $37.5 million in 2009 to $33.3 million in 2010. This decrease resulted from the reduction in our workforce. The number of our technical expert employees decreased from approximately 325 in 2009 to 280 in 2010. Cost of revenues as a percentage of revenues increased from 53.9% in 2009 to 70.3% in 2010. This increase was attributable to the significant decrease in revenues in 2010 compared to 2009. Although we sought to reduce our costs during 2010, we performed most of our reductions in workforce in the latter half of 2010, after it had become apparent that revenues were not going to increase based on improvements in the economy generally. Due to this, as well as severance and other termination costs, our labor costs were not reduced commensurate with our reduction in revenues. In addition, we incurred $3.6 million of costs during 2010 due to a delay in delivery of a large project and costs associated with the reallocation of human resources from research and development costs to cost of sales.

Research and development costs. Research and development costs decreased by 41% from $11.4 million in 2009 to $6.7 million in 2010, mainly as a result of reduction in our research and development activities, shifting of our research and development activities to our cost-effective off-shore centers, reallocation of professional human resources from research and development to the delivery of turn key projects and termination of employment of a significant number of employees. The number of employees in research and development has been decreased from approximately 190 in 2009 to 85 in 2010. As a percentage of revenues, research and development costs decreased from 16.4% in 2009 to 14.1% in 2010.

Selling, general, and administrative expenses. Selling, general, and administrative expenses decreased by 7% from $30.2 million in 2009 to $28.1 million in 2010. This decrease is attributable to the dismissal of employees in connection with our cost savings plan which we continued to implement in 2010. The number of employees employed by us in selling, general, and administrative has been decreased from approximately 105 in 2009 to 68 in 2010. As a percentage of revenues, selling, general and administrative expenses increased from 43.4% in 2009 to 59.4% in 2010 as a result of the significant decline in revenues in 2010 and the high costs of our cost saving plan relating to the severance pay for dismissed employees. Expenses for doubtful accounts increased from $907,000 in 2009 to $2.1 million in 2010, based on a quarterly reassessment.

Goodwill impairment. In 2010 and 2009, we performed impairment tests. An impairment loss of $13.2 million was identified in 2010 and attributed to goodwill of our overall IT modernization reporting unit, which was charged to operations, compared to an impairment loss of $5.7 million identified in 2009. We attribute this impairment to the decline in the number of modernization projects performed by us and the decline in prices for our products, resulted from the continuing effect of the global economic and financial downturn and market uncertainty, which caused a significant decrease in our revenues.

Loss on sale of subsidiary. Loss on sale of our subsidiary, ASNA, in 2010 was $4.0 million, mostly derived from the realization of goodwill in the amount of $2.2 million and other intangible assets of $2.1 million. ASNA was a non-core activity and we had not successfully integrated its business into ours.

Financial expenses, net. Financial expenses increased from $820,000 in 2009 to $870,000 in 2010. The increase in financial expenses is mostly attributable to adjustment to foreign currency translation that was partially offset by a decrease in interest expenses and expenses related to derivative financial instruments and realized gain on marketable securities. The derivative is presented at fair value and all changes in fair value are recorded as non cash financial income/expenses, as applicable. Financial income attributed to the warrants issued by us in recent years increased from $1.3 million in 2009 to $1.6 million in 2010. This financial income attributed to the warrants is treated under ASC 815-40-15, under which as of January 1, 2009, the warrants (ratchet down of exercise price based upon lower exercise price in future offerings), which are not indexed to our own stock and therefore are a derivative financial liability, are bifurcated and separately accounted for and being recorded.

Income tax benefit. In 2010, we had income tax benefits of $225,000 compared to $253,000 in 2009. The tax benefits for 2010 are compounded from $133,000 current tax expenses offset by $87,000 deferred taxes (which represent our estimated tax benefits for future years) and $179,000 tax benefits related to previous years.

Net loss from discontinued operation. Net loss from discontinued operation was $434,000 in 2010 compared to $537,000 in 2009, and refers to Liacom.

Net income attributable to non-controlling interests. Net loss attributable to non-controlling interest in 2010 was $55,000 compared to $295,000 in 2009, and represented the non-controlling share in the net profit of our subsidiaries, Liacom Systems Ltd. and Zulu Software Inc. The change in non-controlling interest results from the change in the net profit of these subsidiaries.

B.           Liquidity and Capital Resources

How We Have Financed Our Business

Public Offerings

In 1997, we consummated two public offerings, and received net proceeds of $33.9 million after deducting underwriting discounts and commissions and offering expenses.

In February 2006, we completed an underwritten public offering in Israel of series A convertible notes in an aggregate principal amount of NIS 54.0 million that were equal at the time of the transaction to approximately $11.5 million (the dollar amount was calculated based on the exchange rate at the date of the transaction). All of the notes have been converted into shares.

Private Placements

In 2004, we completed a $5 million private placement of convertible debentures and warrants to institutional investors. Pursuant to our agreement with the institutional investors, in March 2006, the institutional investors exercised their right to purchase from us, for an aggregate purchase price of $3 million, additional convertible debentures due in 2009. In 2008, the institutional investors converted the entire principal amount of the debentures into 405,198 ordinary shares. As of April 16, 2012, all outstanding warrants were expired.

In November 2007, we completed a $35 million private placement of ordinary shares and warrants issued to institutional investors. The warrants are exercisable for 200,000 ordinary shares until November 2012 at an adjusted exercise price of $73.36 (the exercise price was adjusted pursuant to anti dilution provisions triggered by the private placement that took place in October 2009 and was further adjusted following the one-for-four reverse split effected in December 2011). The net proceeds from the offering were mainly used for repayment of debt.

In October 2009, we completed a $4.2 million private placement of ordinary shares and warrants issued to institutional investors. Under the Securities Purchase Agreement entered into with the institutional investors, we sold to the investors 341,144 ordinary shares and the investors were also granted Series A Warrants exercisable into 204,686 ordinary shares, until October 2014, at an exercise price of $7.44 per share. Other warrants issued to the investors already expired.  As agreed with the investors, we registered the shares purchased by the investors and those underlying the warrants for resale under an effective registration statement.

Other Financing Arrangements

In the past, in order to improve our liquidity, we entered into sale of receivables’ agreements with a number of institutions, with regard to some of our customers, pursuant to which, control, credit risk and legal isolation of those trade receivables were fully transferred. During recent years, we have gradually reduced the amount of trade receivables covered by sale of receivables agreements. The balance of sold receivables as of December 31, 2011 was $618,000. The balance of sold receivables as of December 31, 2010 was $5.6 million. As of March 27, 2012, the balance of sold receivables was $293,000.

Credit Facilities with Banks

We have entered into credit facilities with Bank Discount Le’Israel Ltd., Bank Ha’Poalim Ltd., the First International Bank Ltd. and Bank Leumi Le’Israel Ltd. The aggregate amount outstanding under these credit facilities as of December 31, 2011 and as of March 27, 2012, was $6.0 million and $5.3 million, respectively. We used these credit facilities to finance ongoing operations and to make contingent consideration payments. In connection with these credit facilities, we are committed to the banks for certain covenants related to our operations.

During the fourth quarter of 2011, following the sale of AppBuilder, we repaid to the banks a net amount of $1.5 million. We also deposited with the banks a total amount of $3.4 million, which was pledged in favor of the banks securing our indebtedness to the banks. In December 2011, following our failure to meet our covenants set out in our agreements with the banks and the sale of AppBuilder, we reached new agreements with the banks which include a revised set of covenants reflecting our level of operations. In addition, as part of our arrangements with the banks entered into in the second and fourth quarters of 2011, we provided the banks with a floating charge on our assets and a fixed charge on our goodwill, as well as certain other fixed charges.

Our revised financial covenants to the banks include the following:

a)	maintaining a minimum level of shareholders’ equity of no less than 40% of our total assets, provided however that such amount does not fall below $13 million;
b)	maintaining a minimum level of tangible shareholders’ equity not to exceed a deficit of $4 million;
c)	maintaining a cash and cash equivalents balance of $2 million;
d)	maintaining a level of EBITDA in four sequential quarters of no less than $1 million;
e)	maintaining maximum amount of financial debt (excluding the loan from third parties described below) of no more than 30% of our total assets;
f)	maintaining a ratio of our bank liabilities to the total balance of AR, cash and cash equivalents and bank guarantees that were given for credit assurance, of no more than 40%; and
g)	maintaining maximum balance of sold receivables of not more than $ 3 million.

$5 million Loan by a Third Party

In April 2011, we entered into a loan agreement with a financial institution and other lenders, referred to collectively as the lenders, pursuant to which we borrowed from the lenders $5 million, due within one year and bearing interest at a rate of 3.25% per annum, and an increased interest rate in case of non-compliance with our obligations to the lenders under the loan agreement. The loan was extended in two installments during May 2011, the first installment in the amount of $2.9 million due on May 4, 2012 and the second one of $2.1 million due on May 24, 2012. The loan is secured by a second-ranking floating charge on our assets and a fixed charge on our goodwill, as well as certain other fixed charges

In consideration for the loan, we issued the lenders 169,000 ordinary shares of BluePhoenix. The shares were issued under Regulation S and were subject to a lock-up period of 90 days from the date of issuance. The debt is secured by a second-ranking floating charge on our assets and a fixed charge on our goodwill, as well as certain other fixed charges.  The agreement contains provisions for acceleration of repayment in certain events of default. The agreement also contains certain restrictive covenants. At the beginning of 2012, we received demand letter from the lenders, which we rejected. For more information, see "Item 8.A. Consolidated Statements and Other Financial Information -Legal Proceedings."

Agreements with our Three Major Shareholders

On March 19, 2012, we entered into three agreements with our three major shareholders, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP, referred to as the three shareholders, as follows:

(a)
An assignment agreement, referred to as the Assignment Agreement, pursuant to which the lenders’ rights and obligations with respect to the $5 million loan granted to us in May 2011 by the lenders would be assigned by the lenders to the three shareholders, subject to certain terms and conditions;

(b)
An amendment to the $5 million loan agreement, referred to as the Amended Loan Agreement, pursuant to which the maturity date of the loan would be extended from May 2012 to May 1, 2014 and other certain terms of the loan would be amended. On April 15, 2012, we agreed with the three shareholders to make an additional change in the terms of the loan and signed an amendment to the Amended Loan Agreement.; and

(c)	A loan agreement, referred to as the Bridge Loan Agreement, for extension of a bridge loan to us and potential additional loans.

The Assignment Agreement. The Assignment Agreement provides that the $5 million loan would be divided between the three shareholders in equal shares. In addition, it was agreed that we shall use $1 million out of funds currently held by a third party in escrow in connection with the sale of AppBuilder to Magic, subject to the release of such amount, for partial repayment of the $5 million loan, subject to any legal impediments prohibiting us from doing so. The pledge agreements securing the $5 million loan shall also be assigned to the three shareholders. The pledge agreements provide for a second-ranking floating charge on our assets and a second-ranking fixed charge on our goodwill and other certain assets, all junior to the liens on our assets securing our debts to our lender banks. We are required to obtain the consent of our lender banks for certain transactions contemplated by the Assignment Agreement. In case that the banks’ consent is not obtained within 21 business days from the signing of the Assignment Agreement, the lenders shall have the right to terminate the Assignment Agreement or give the three shareholders up to 60-day extension. The consummation of the transactions under the Assignment Agreement is subject to certain conditions, including obtaining shareholder approval. The three shareholders and the lenders may terminate the Assignment Agreement in case that the closing does not occur within 60 days from the signing of the Assignment Agreement or in the events agreed by the parties. Our obligation to consummate the transactions under the Assignment Agreement is subject to the extension of a $500,000 bridge loan to us by the three shareholders by a date to be agreed between the parties subject to the terms of the Assignment Agreement.

The Amended Loan Agreement. The Amended Loan Agreement includes certain amendments to the terms of the $5 million loan assigned to the three shareholders. Under the Amended Loan Agreement, the maturity date of the loan shall be extended to May 1, 2014, the loan will bear interest at a rate of 6% per annum from the date of its extension (instead of 3.25% previously agreed with the lenders), and the loan shall be payable in quarterly installments. Any payment not paid by us when due, shall bear interest at a rate of 8% per annum and after 6 months from the date the payment was due, shall bear interest at a rate of 9.5% per annum (instead of 6.5% and 9%, respectively, previously agreed with the lenders). We may pay the accrued interest in ordinary shares at the request of the three shareholders, or at our discretion, if we reasonably believe that we do not have available funds to pay a certain interest installment in cash, taking into account our other obligations. The number of ordinary shares to be issued would be calculated according to the 20-day volume weighted average price per share of the ordinary shares on the NASDAQ Global Select or the Nasdaq Capital Market, calculated as at the end of the three trading-days prior to the interest payment date. The three shareholders will have the right to convert the principal amount of  the loan and the accrued interest into ordinary shares, at any time prior to the date which is 120 days following the closing of the Amended Loan Agreement, at a price which is the lower of (i) the 30-day volume weighted average price per share of our ordinary shares on the NASDAQ Global Market or the Nasdaq Capital Market, calculated as of the end of the two trading-days prior to the closing of the Amended Loan Agreement; or (ii) $3 per share. This option granted to the three shareholders shall be referred to as the conversion option. Additionally, the three shareholders will have the right to convert the principal amount of the loan and the accrued interest into ordinary shares at any time that the loan is outstanding at a price of $3 per share.

As part of the Amended Loan Agreement, we undertook to refrain from entering into  a transaction with a third party or series of related transactions, under which more than fifty percent (50%) of our outstanding share capital following such transaction or series of related transactions, would be held by a person or entity or group of affiliated entities, other than the existing shareholders as of the date of closing of the Amended Loan Agreement, unless the buyers were approved in advance by the three shareholders. Such approval shall not be unreasonably withheld.  In addition, we undertook that upon full repayment of the debts to the banks, the second-ranking liens should become senior to any and all security interests granted by us and that we shall not grant any senior or pari passu security interests to any other party. We also undertook to provide the three shareholders, upon their request at any time following 12 months from the closing of the Amended Loan Agreement, a plan for repayment of the loan and accrued interest thereon when due. Failure to comply with this undertaking shall be considered an event of default.

As part of the Amended Loan Agreement, we undertook to issue to the three shareholders, 120 days following the date of closing of the Amended Loan Agreement, ordinary shares in an amount equal to 18.7% of our outstanding share capital prior to issuance of the shares (excluding treasury shares held by us). In the event that any of the three shareholders elects to exercise the conversion option, such shareholder shall not be entitled to its portion in the share issuance. In the event that any of the three shareholders notifies us that it irrevocably elects not to exercise the conversion option, it would be entitled to receive its portion in the share issuance, upon serving such notice.

The closing of the Amended Loan Agreement is subject to certain conditions, including obtaining shareholder approval, obtaining the lender banks’ consent to certain transactions contemplated by the Amended Loan Agreement and extension by the three shareholders of the $500,000 bridge loan. We shall reimburse the three shareholders for fees incurred by them in connection with the Assignment Agreement and the Amended Loan Agreement, in an amount of up to $60,000.

Under the terms of the Amended Loan Agreement, the parties shall enter into a registration rights agreement, pursuant to which the ordinary shares shall be considered registerable securities. The registration rights agreement provides for one demand by the three shareholders, and additional demands in case that the amount of the registerable securities is larger than the amount permitted to be included in the registration statement. The three shareholders will also have piggy back rights.

Subject to the consummation of the transactions contemplated by the Assignment Agreement and the Amended Loan Agreement, each of the three shareholders, the lenders of the original loan, and us irrevocably released and waived the other parties and their directors, officers, representatives and other affiliated parties, from any liability with regard to events that occurred prior to the date of the closing of the Amended Loan Agreement.

We undertook to convene a meeting of our shareholders not later than 60 days following the date of closing of the Amended Loan Agreement, for the purpose of approving an increase of our authorized share capital and amending our articles of association, to ensure that we have sufficient share capital to perform our obligations to the three shareholders.

The Bridge Loan Agreement. The bridge loan agreement entered between us and the three shareholders provides that the three shareholders will extend to us a $500,000 loan, referred to as the bridge loan, due at the first anniversary thereof. The bridge loan will bear nominal interest at a rate of 0.07% per annum. Subject to the lender banks’ consent, the bridge loan shall be secured by security interests similar to the securities granted under the Amended Loan Agreement. In addition to the bridge loan, we may mutually agree with the three shareholders to borrow from the three shareholders, prior to the repayment date of the bridge loan, additional loans up to an aggregate amount of $1.5 million, under the same terms of the bridge loan, including the conversion rights and interest rate increase. The amount of the bridge loan and the additional loans, if any, shall become immediately payable upon an event of default. Events of defaults include any of the following events:

•	failure to pay an amount when due and not remedied within 60 days;
•	termination of the Amended Loan Agreement due to our breach;
•	commencement of legal actions or proceedings against us by our creditors under the loan agreement.

The obligation of the parties to consummate the bridge loan agreement is subject to obtaining the banks' consent to certain transactions contemplated by the agreement. The three shareholders may terminate the bridge loan agreement if the closing of such agreement does not occur within 60 days from the signing or if any permanent injunction or other order of a governmental entity of a competent authority preventing the consummation of the transactions contemplated by the agreement, shall have become final and non-appealable or if we commenced certain proceedings. We may terminate the bridge loan agreement if the bridge loan is not extended by the three shareholders by a date to be agreed between the parties.

If the transaction with the three shareholders is not approved by the shareholders within 60 days from the signing or if an event of default occurs, the bridge loan and additional loans, if any, shall become payable within 60 days from the date of their extension, or earlier, if an event of default occurs, or if certain proceedings are commenced by us or against us.

Changes to the Bridge Loan Terms upon Approval by the Shareholders. In case that the transaction with the three shareholders is not approved by the shareholders, the following terms shall apply to the bridge loan:

(a)	the interest rate shall be increased to 8% per annum retroactively;
(b)
we shall be entitled to pay the accrued interest on the loans, in ordinary shares at the request of the three shareholders, or at our discretion, if we reasonably believe that we do not have available funds to pay a certain interest installment in cash, taking into account our other obligations;

(c)	the three shareholders shall have the right to convert the entire amount of the loan and accrued interest into ordinary shares.

In either case indicated in section (b) or (c) above, the number of ordinary shares to be issued will be calculated according to the lower of (i) the 20-day volume weighted average price per share of the ordinary shares on the NASDAQ Global Select or the Nasdaq Capital Market calculated as at the end of the three trading-days prior to the interest payment date; or (ii) $3 per share. Any shares issuable under the bridge loan agreement shall be considered "registerable securities" under the registration rights agreement described above.

Cash and Cash Equivalents

As of December 31, 2011, we had cash and cash equivalents of $4.0 million and negative working capital of $1.7 million. As of December 31, 2010, we had cash and cash equivalents of $12.3 million and working capital of $647,000. The working capital decreased primarily due to the decrease in trade account receivables and other current assets. This was partially offset by the reclassification of short-term loans as long-term loans after meeting the financial covenants and the decrease in the account payables, deferred revenues and current liabilities.

Net cash used in operating activities in 2011 was $8.4 million and in 2010, $7.6 million. Net cash provided by operating activities in 2009 was $966,000. The change is primarily attributable to the significant continued decrease in revenues in 2011 compared to 2010 and 2009, while the adjustment of the level of expenses (mainly workforce) lagged behind. As labor costs constitute a substantial portion of our costs of revenues, selling and administrative expenses and research and development expenses, we incurred significant losses and negative cash flow in 2011. In addition, we incurred negative cash flow due to the decrease in the amount of receivables subject to sale of receivables agreements. The balance of sold receivables decreased from $5.6 million in 2010 to $618,000 in 2011, and affected the change in trade receivables. The negative change in cash flow was partially offset due to changes in operating assets and liabilities that provided $3.0 million in 2011 compared to $5.7 million in 2010. Trade receivables, net decreased by $5.8 million, due to the decrease in revenues and the collection of account receivables. This was partially offset by a decrease in trade payables and other payables at an amount of $3.8 million. Other receivables decreased by $950,000 million.

Net cash provided by investment activities was $3.7 million in 2011 compared to net cash used for investment activities of $1.6 million in 2010. Cash used for investment activities includes investments in fixed assets of $301,000 in 2011 compared to $358,000 in 2010, contingent consideration for previously purchased subsidiaries and activities of $1.2 million in 2011 compared to $1.9 million in 2010, proceeds from sale of AppBuilder of $8.6 million in 2011 compared to proceeds from sale of a subsidiary of $1.2 million in 2010 and restricted cash of $3.4 million in 2011. In 2010, we had an investment of $702,000 in newly consolidated activity. There were no investments in newly consolidated activity in 2011.

Net cash used in financing activities was $3.6 million in 2011 and $773,000 in 2010, which consisted primarily from repayment of net loans to banks. In 2010, the amount was offset by receipt of net loans from banks.

Capital Expenditures

Our capital expenditures include the consideration paid for acquired activities and technologies. For more information about our investments and acquisitions, see “Item 4.B. Business Overview–Investments and Acquisitions.”

In 2011, we received proceeds from the sale of AppBuilder in an amount of $8.6 million. In addition, as part of the transaction, an amount of approximately $4.0 million was deposited in several escrow funds, mainly in order to  secure our obligations to indemnify Magic for any future claims and liabilities related to AppBuilder. Most of the escrow funds are expected to be released during 2012 and 2013 subject to the fulfillment of certain conditions.

In January 2011, we paid the final payment with regard to the TIS contingent consideration settlement in the amount of $1.2 million.

In 2010, we paid $702,000 for the purchase of certain business activities of Danshir Software Ltd. and Danshir Tmurot Ltd. and $1.9 million as additional consideration with regard to the acquisition of BridgeQuest, TIS and KMS acquired in previous years.

In addition, in 2010, we received proceeds from a sale of a subsidiary in an amount of $1.2 million.

Investment in property and equipment required to support our software development activities was comprised mainly of computers and peripheral equipment and was $301,000 in 2011 and $358,000 in 2010. The decrease in 2011 was primarily the result of the implementation of our cost savings plan.

In 2011 and 2010, we did not repurchase any of our shares. As of December 31, 2011, we had repurchased an aggregate of 592,810 of our ordinary shares under our buy-back programs, for an aggregate of approximately $15.2 million. Some of the repurchased shares were allotted to employees and consultants in connection with the exercise of options and vesting of RSUs under our option and award plans. Under our buy-back programs, we may purchase our shares from time to time, subject to market conditions and other relevant factors affecting us. Under the Israeli Companies Law, 1999, referred to as the Companies Law, the repurchased shares held by us do not confer upon their holder any rights. The first buy-back program adopted in May 1998 enables us to purchase our shares, utilizing up to $5 million. Under the second buy-back program adopted in September 1998, and amended in May 1999, we may purchase, up to an additional 500,000 ordinary shares. We do not currently intend to make any additional repurchases under these two buy-back programs. The closing price of our ordinary shares as quoted on the NASDAQ Global Market on April 13, 2012 was $1.25.

Contractual Commitments and Guarantees

2007 Warrants

In November 2007, as part of a $35 million private placement, we issued to institutional investors warrants to purchase an aggregate of up to 200,000 BluePhoenix ordinary shares at an exercise price of $87.52 per share, subject to certain adjustments. The exercise price was adjusted to $73.36 per share pursuant to anti dilution provisions triggered by the private placement that took place in October 2009. These warrants may be exercised during a 5-year period, which commenced in November 2007. As agreed upon by the investors, we registered the shares underlying the warrants for resale under an effective registration statement.

2009 Warrants

In October 2009, as part of a $4.2 million private placement, we issued to institutional investors 204,686 Series A Warrants exercisable until October 2014, at an exercise price of $7.44.  The exercise price of the warrants is subject to adjustment in certain events. Other warrants issued to the investors already expired.

As agreed with the investors, we registered the shares underlying the warrants for resale under an effective registration statement.

Registration Rights Agreement

In October 2002, we granted certain registration rights to Formula Systems (1985) Ltd., or Formula, our former controlling shareholder, Mr. Arie Kilman and another shareholder of Liraz, in a Share Exchange Agreement with those shareholders. Under this registration rights agreement, if we propose to register our ordinary shares under the Securities Act, each of these holders may request that we register his shares as well, subject to certain limitations. We shall bear all expenses in connection with the registration, provided that all underwriting commissions shall be paid by the holders selling shares with respect to their shares sold. In 2007, Formula waived its rights under this agreement in connection with the sale of its shares of BluePhoenix.

Chief Scientist

Two of our subsidiaries have entered into agreements with the Office of the Chief Scientist, or OCS. These subsidiaries are obliged to pay royalties to the OCS at a rate of 3% on sales of the funded products, up to 100% of the dollar-linked grant received in respect of these products from the OCS. As of December 31, 2011, the contingent liability amounted to $302,000.

Ministry of Production in Italy

During 2007, our subsidiary, I-Ter, received an amount of $585,000 from the Ministry of Production in Italy for I-Ter's Easy4Plan product. Easy4Plan is a workflow management tool designed for ISO9000 companies. 36.5% of the funds received constitute a grant, and the remaining 63.5%, is a 10-year loan payable in annual installments until September 2018. The loan bears a minimal annual interest of 0.87% and is linked to the euro. As of March 27, 2012, the remaining loan balance was $254,000.

Customers’ Bank Guarantees

Under agreements between us and certain of our customers, we undertook to provide these customers with bank guarantees for the assurance of performance of our obligations under our agreements with such customers. As of December 31, 2011, there were outstanding bank guarantees on our behalf for our customers in the aggregate amount of $148,000.

Operating Leases

We are committed under operating leases for rental of office facilities, vehicles, and other equipment for the years 2012 until 2015. Annual rental fees under current leases are approximately $1.8 million. In connection with the office leases, we issued bank guarantees of $80,000 in the aggregate.

Indemnification of Office Holders

We entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7.B. Related Party Transactions – Indemnification of Office Holders.”

Effective Corporate Tax Rates

Following the tax reform enacted in 2003, an Israeli company is subject to tax on its worldwide income. An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence, subject to certain conditions. Israeli tax payers are also subject to tax on income from a controlled foreign corporation, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary, if such subsidiary’s primary source of income is a passive income (such as interest, dividends, royalties, rental income, or capital gains)

On January 1, 2006, an additional tax reform was passed relating primarily to profits from investments. The main goal of the reform was to unify the tax rates applicable to profits from investments, such as interest, capital gains, and dividends. Under the reform, the tax rates applicable to companies were scheduled to be gradually reduced to18% in 2016.  However, in accordance with a recent amendment to the Income Tax Ordinance [New Version] 1961, the expected reduction in taxes described above was repealed and the current corporate tax rate is set at 25%.

Our international operations are taxed at the local effective corporate tax rate in the countries of our subsidiaries’ residence.

C.           Research and Development, Patents and Licenses

For a description of our research and development activities, see “Item 4.B. Business Overview – Research and Development.”

D.           Trend Information

As discussed above, we have incurred significant losses and negative cash flows from operations in the past. These results have had a negative impact on our financial condition, including our failure to meet certain covenants included in our existing credit facilities. There can be no assurance that our business will become profitable in the future, that additional losses and negative cash flows from operations will not be incurred, that we shall be able to improve our liquidity, that we will be able to satisfy the covenants in our credit facilities, that we will be able to reduce operating expenses or that we will be able to find alternative financing if necessary.

Our revenue is dependent upon the strength of the worldwide economy. In particular, we depend upon our customers making continuing capital investments in information technology products, such as those marketed and sold by us. These spending levels are impacted by the worldwide level of demand for enterprise legacy IT modernization solutions and services. Demand for these is normally a function of prevailing global or regional economic conditions and is negatively affected by a general economic slow-down as consumers reduce discretionary spending on information technology upgrades.

Our results were also affected by declines in the financial services industry which is one of our principal target markets. In 2011 and 2010, approximately 34% and 48% of our revenues, respectively, was derived from the financial services industry. We believe that the financial services industry continues to be adversely affected by difficult economic conditions.

We have identified and continue to experience delays in purchase order placement by our customers and longer sales cycles. We believe that the significant downturn in the economy caused our customers to react by reducing their capital expenditures in general or by specifically reducing their spending on information technology. The negotiation process with our customers has developed into a lengthy and expensive process. In addition, many of our customers have delayed or cancelled information technology projects. Customers with excess information technology resources have chosen and may continue to choose to develop in-house software solutions rather than obtain those solutions from us. Moreover, competitors may respond to challenging market conditions by lowering prices and attempting to lure away our customers.

In addition, our customers may face issues gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to us. If that were to occur, we may be required to increase our allowance for doubtful accounts and our results would be negatively impacted.

E.            Off-Balance Sheet Arrangements

In connection with the sale of AppBuilder to Magic, an amount of $4.0 million (amounting as of the date of this annual report to approximately $3.8 million) was deposited in escrow and most of the amount is expected to be released during 2012 and 2013 subject to the fulfillment of certain conditions.

Under agreements between us and certain of our customers, we undertook to provide these customers with bank guarantees for the assurance of performance of our obligations under our agreements with such customers. As of December 31, 2011, there were outstanding bank guarantees on our behalf for our customers in the aggregate amount of $148,000.

F.            Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2011:
	Payment due by period
Contractual Obligations	Total	Less than 1 year	1–2 years	3-5 years	More than 5 years
	In thousands $

Operating Lease Obligations	3,192	1,748	1,249	195	-

Loans from Banks	10,928	6,983	3,811	134	-

Total	14,120	8,731	5,060	329	-

The above table does not include royalties that we may be required to pay to the OCS and that may reach, in the aggregate, as of December 31, 2011, $302,000. For more information about grants received from the OCS, see “Item 4.B. Business Overview – Research and Development.” We are unable to reasonably estimate the amounts that we will eventually be required to pay to the OCS, if at all, and the timing of such payments, since these payments depend on our ability to sell products based on the OCS-funded technologies and the timing of such sales, if any.

BLUEPHOENIX SOLUTIONS LTD.
2011 Annual Report

BLUEPHOENIX SOLUTIONS LTD.
2011 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($).
______________________
_____________
______

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

BLUEPHOENIX SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of BluePhoenix Solutions Ltd. (the “Company”) and its subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Tel Aviv, Israel
April 15, 2012 except for notes 11, 12, 13 and 14 which are as of December 20, 2012

/s/ Ziv Haft Ziv Haft Certified Public Accountants (Isr.) BDO Member Firm

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2011	2010
	(in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,997	$12,295
Trade accounts receivable, net (Note 12A1)	7,675	16,583
Other current assets (Note 12A2)	1,041	2,337
Total current assets	12,713	31,215

LONG TERM ASSETS:
Restricted deposit
Long- term receivables	-	445
Property and equipment, net (Note 4)	1,021	1,396
Goodwill (Note 5)	14,238	36,969
Intangible assets and other, net (Note 6)	3,000	8,974
Total long term assets	21,687	47,784
Total assets	$34,400	$78,999

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term bank credit (Note 8)	$6,983	$14,363
Accounts payable and accruals:
Trade	3,403	5,129
Deferred revenue	739	4,472
Other (Note 12A3)	3,272	6,604
Total current liabilities	14,397	30,568

LONG-TERM LIABILITIES:
Accrued severance pay, net (Note 7)	410	1,284
Loans from banks and others (Note 8)	3,945	266
Derivatives liabilities - warrants	53	839
Total long-term liabilities	4,408	2,389

Total liabilities	18,805	32,957

COMMITMENTS AND CONTINGENCIES (Note 9)
Equity (Note 10):
Share capital - ordinary shares of NIS 0.04 par value (authorized: December 31, 2011 and December 31, 2010 10,000,000 shares ; issued: December 31, 2011 – 6,678,713 shares; December 31, 2010 – 6,398,588 shares)	56	52
Additional paid-in capital	126,544	126,901
Accumulated other comprehensive loss	(1,537)	(1,537)
Accumulated deficit	(100,764)	(68,388)
Treasury shares - December 31, 2011 367,810 December 31, 2010 468,540 shares	(9,455)	(12,044)
BluePhoenix Shareholders’ Equity	14,844	44,984
Noncontrolling interest	751	1,058
Total equity	15,595	46,042

Total liabilities and equity	$34,400	$78,999

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2011	2010	2009
	(in thousands, except per share data)
Revenues (Note 12B1):
Services	$24,254	$39,413	$62,678
Products	2,909	7,936	6,836
Total revenues	27,163	47,349	69,514
Cost of revenues:
Services	19,438	32,923	37,067
Products	279	376	399
Total cost of revenues	19,717	33,299	37,466
Gross profit	7,446	14,050	32,048
Research and development costs	4,216	6,692	11,420
Selling, general, and administrative expenses	17,684	28,124	30,190
Goodwill impairment	9,632	13,185	5,670
Loss on sale of subsidiary and Appbuilder	4,063	3,989	-
Operating loss	(28,149)	(37,940)	(15,232)
Financial expenses, net (Note 12B3)	1,183	868	823
Loss before provision(benefit) for income taxes	(29,332)	(38,808)	(16,055)
Provision (benefit) for income taxes (Note 11)	3,323	(225)	(253)
Net loss from continued operation	(32,655)	(38,583)	(15,802)
Net profit from discontinued operation (Note 13)	188	434	537
Net loss	(32,467)	(38,149)	(15,265)
Share in loss of affiliated company	-	-	(10)
Net income (loss) attributable to noncontrolling interests	91	(55)	(295)
Net loss attributable to BluePhoenix shareholders	$(32,376)	$(38,204)	$(15,570)

Net loss per share:
From continued operation basic and diluted	$(5.28)	$(6.55)	$(3.00)
From discontinued operation basic and diluted	0.03	0.07	0.1
Attributable to the shareholders	$(5.25)	$(6.48)	$(2.90)
Weighted average shares outstanding, basic and diluted	6,158	5,889	5,375

* Giving retrospective effect to the reserve split see Note 10A1.

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital
	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive loss	Cost of Company shares held by subsidiaries	Retained earnings (Accumulated deficit)	Non controlling interest	Total
	(in thousands, except shares)

Balance at January 1, 2009	5,208,940	46	$129,827	(1,616)	(15,157)	(20,605)	827	93,322

Recognition of derivatives liabilities related to adoption of FASB ASC 815-40-15	-	-	(6,152)	-	-	5,991	-	(161)
Net loss	-	-	-	-	-	(15,570)	295	(15,275)
Unrealized loss on marketable securities	-	-	-	(103)	-	-	-	(103)
Reclassification adjustment to income on marketable securities	-	-	-	78	-	-	-	78
Total comprehensive loss	-	-	-	-	-	-	-	(15,300)
Stock-based compensation	-	-	2,031	-	-	-	-	2,031
Dividend to noncontrolling interest	-	-	-	-	-	-	(26)	(26)
Purchase of treasury stocks	(11,249)	*	-	-	(83)	-	-	(83)
Exercise of employees stock options and vested RSUs	63,578	*	6	-	-	-	-	6
Issuance of shares in connection with previously acquired subsidiaries	203,365	2	2,503	-	-	-	-	2,505
Issuance of shares, net	341,144	4	376	-	-	-	-	380
Balance at December 31, 2009	5,805,778	$52	$128,591	$(1,641)	$(15,240)	$(30,184)	$1,096	$82,674

Net loss	-	-	-	-	-	(38,204)	55	(38,149)
Reclassification adjustment to income on marketable securities	-	-	-	104	-	-	-	104
Total comprehensive loss								(38,045)
Stock-based compensation	-	-	1,506	-	-	-	-	1,506
Dividend to noncontrolling interest	-	-	-	-	-	-	(93)	(93)
Vested RSUs	124,270	-	(3,196)	-	3,196	-	-	-
Balance at December 31, 2010	5,930,048	$52	$126,901	$(1,537)	$(12,044)	$(68,388)	$1,058	$46,042

Net loss	-	-	-	-	-	(32,376)	(91)	(32,467)
Total comprehensive loss	-	-	-	-	-	-	-	(32,467)
Stock-based compensation	-	-	1,208	-	-	-	-	1,208
Dividend to noncontrolling interest	-	-	-	-	-	-	(216)	(216)
Issuance of shares	169,000	4	1,024	-	-	-	-	1,028
Vested RSUs	211,930	-	(2,589)	-	2,589	-	-	-
Balance at December 31, 2011	6,310,903	$56	$126,544	$(1,537)	$(9,455)	$(100,764)	$751	$15,595

*           Less than $1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2011	2010	2009
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(32,467)	$(38,149)	$(15,275)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share in earnings of affiliated companies, net dividend received	-	-	10
Depreciation and amortization	4,332	7,805	8,894
Goodwill impairment	9,632	13,185	5,670
Decrease in accrued severance pay, net	(874)	(24)	(572)
Loss on sale of property and equipment	18	-	-
Stock - based compensation	1,208	1,506	2,031
Change in fair value of warrants and discount amortization	(45)	(1,574)	(1,514)
Loss on sale of subsidiary and Appbuilder	4,063	3,989	-
Deferred income taxes(benefit)	2,791	(87)	(493)
Changes in operating assets and liabilities:
Reclassification adjustment to income on marketable securities	-	104	78
Decrease in trade receivables, net	5,780	6,990	3,017
Decrease in other current assets	948	442	568
Increase (decrease) in trade payables	(1,723)	(858)	981
Decrease in other accounts payable and deferred revenues	(2,053)	(945)	(2,429)
Net cash provided by (used in) operating activities	(8,390)	(7,616)	966

CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	(3,428)	-	-
Purchase of property and equipment	(301)	(358)	(589)
Proceeds from sale of property and equipment	32	-	-
Proceeds from sale of marketable securities	-	107	192
Additional consideration for previously acquired subsidiaries and activities	(1,163)	(1,925)	(8,908)
Advance in investment of new activity	-	-	(93)
Proceeds from sale of subsidiary and Appbuilder (Appendix B)	8,586	1,234	-
Investment in newly-consolidated subsidiaries and purchase of newly-activity (Appendix A)	-	(702)	(2,454)
Net cash provided by (used in) investing activities	3,726	(1,644)	(11,852)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit, net	(2,156)	3,420	-
Repayment of long-term loans	(2,264)	(5,100)	(3,057)
Receipt of long-term loans	1,002	1,000	2,000
Dividend paid to noncontrolling interest	(216)	(93)	(26)
Purchase of treasury shares	-	-	(83)
Issuance of shares and warrants, net	-	-	4,066
Exercise of employee share options and warrants	-	-	6
Net cash provided by financing activities	(3,634)	(773)	2,906

NET DECREASE IN CASH AND CASH EQUIVALENTS	(8,298)	(10,033)	(7,980)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	12,295	22,328	30,308
CASH AND CASH EQUIVALENTS AT END OF YEAR	$3,997	$12,295	$22,328

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	Year ended December 31,
	2011	2010	2009
	(in thousands)
Cash paid during the year for:
Income taxes	$348	$463	$347
Interest	$823	$1,195	$802

APPENDIX A - INVESTMENT IN NEWLY-CONSOLIDATED SUBSIDIARIES AND PURCHASE OF ACTIVITY:

	Year ended December 31,
	2011	2010	2009
	(in thousands)

Working capital, other than cash	-	-	$431
Property and equipment	-	-	-
Other intangible assets	-	-	(172)
Goodwill	-	(395)	(907)
Technology	-	-	(1,633)
Customer relations intangible asset	-	(307)	(257)
Non-current liabilities	-	-	84

Net cash used in acquisition	$-	$(702)	$(2,454)

APPENDIX B – PROCEEDS FROM SALE OF SUBSIDIARY AND APPBUILDER:

	Year ended December 31,
	2011	2010	2009
	(in thousands)

Working capital, other than cash	$(1,140)	$1,103	$-
Long term receivables	-	(445)
Investment in and loans to affiliated Company	-	147	-
Property and equipment	-	43	-
Intangible assets	470	2,143	-
Goodwill	13,099	2,232	-
Loss on sale of subsidiary and Appbuilder	(4,063)	(3,989)	-

Total	$8,366	$1,234	$-
Deferred consideration related to the ASNA's sale.	220	-	-
Total	$8,586	$1,234	$-

APPENDIX C - NON-CASH ACTIVITIES:

	Year ended December 31,
	2011	2010	2009
	(in thousands)

Investment in subsidiaries	$-	$4,746	$14,848
Conversion of convertible debentures	$-	$-	$67

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies:

A.    General:

The significant accounting policies, applied on a consistent basis, are as follows:

1.
The Company:

BluePhoenix Solutions Ltd. (“BluePhoenix”) (together with its subsidiaries, the “Company” or "we") is an Israeli corporation, which operates in one operating segment of IT modernization solutions.

The Company develops and markets software tools and provides consulting services for efficient modernization of legacy systems and cross-platform migration. The Company manages its business in various international markets through several entities, including its wholly-owned subsidiaries located in: USA, Russia, UK, Germany, Italy, Cyprus, Romania, and Israel.

2.	Accounting Principles: The consolidated financial statements are prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States of America.

3.
Functional Currency:

The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar (“dollar”). In addition, a substantial portion of the Company’s revenues and costs are incurred in dollars. Thus, the functional and reporting currency of the Company is considered to be the dollar.  The functional currency of all subs is the US dollar therefore there is no unrealized gain/loss.

The Company follows FASB ASC Topic 830 “Foreign Currency Matters" ("ASC 830") and accordingly non monetary transactions denominated in currencies other than the dollar are measured and recorded in dollar at the exchange rates prevailing at transaction date. Monetary assets and liabilities denominated in currencies other than the dollar are translated at the exchange rate on the balance sheet date. Transaction  gain or losses on foreign currency translation are recorded in consolidated statement of operations.

4.
Use of Estimates and Assumptions in the Preparation of the Financial Statements:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

B.    Principles of Consolidation:

The consolidated financial statements include the accounts of BluePhoenix and its subsidiaries in which it has a controlling interest. Acquisition of subsidiaries is accounted for under the acquisition method. All intercompany balances and transactions have been eliminated upon consolidation. Noncontrolling interests are included in equity.

C.    Cash and Cash Equivalents:

Cash equivalents are considered by the Company to be highly-liquid investments, including inter-alia, short-term deposits with banks, of which do not exceed matutiries of three months at the time of deposit and which are not restricted.

D.    Restricted Deposit:

As of December 31, 2011, the Company’s balance sheet includes $3.4 million of restricted deposit, which was used as temporary collateral for the Company’s Long term letters of credit. These funds were segregated from the Company’s operating cash.

E.    Allowance for Doubtful Accounts:

The Company establishes an allowance for doubtful accounts to ensure trade and financing receivables are not overstated due to uncollectability. The allowance for doubtful accounts was based on specific receivables, which their collection, in the opinion of Company’s management, is in doubt. Trade receivables are charged off in the period in which they are deemed to be uncollectible.

F.    Property and Equipment, Net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over their estimated useful lives. Annual rates of depreciation are as follows:

%

Computers and peripheral equipment	20-33 (mainly 33)
Office furniture and equipment	6-15 (mainly 7)
Leasehold improvements	Over the shorter of lease term or the life of the assets
Motor vehicles	15

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

G.    Impairment of Long-Lived Assets:

The Company evaluates property and equipment and purchased intangible assets with finite lives for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flow and recognizes an impairment loss when the estimated undiscounted future cash flow expected to result from the use of the asset plus the net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When the Company identifies an impairment, it reduces the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. During the years ending December 31, 2011, 2010 and 2009 no impairments have been identified.

H.    Goodwill and other purchased intangible assets:

Goodwill and certain other purchased intangible assets have been recorded as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired.

Goodwill is not amortized, but rather is subject to an annual impairment test. The Company performs an annually impairment test, or more frequently if impairment indicators are present.

 Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives of between 5 to 12 years. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the assets is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset (see also Note 1G).

The Company performed goodwill impairment tests in 2011, 2010 and 2009. The goodwill impairment tests are conducted in two steps. In the first step, the Company determines the fair value of the reporting unit using expected future discounted cash flows and estimated terminal values. If the net book value of the reporting unit exceeds the fair value, the Company would then perform the second step of the impairment test which requires allocation of the reporting unit's fair value of all of its assets and liabilities in a manner similar to an acquisition cost allocation, with any residual fair value being allocated to goodwill. The implied fair value of the goodwill is then compared to the carrying value to determine impairment, if any.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

H.    Goodwill and other purchased intangible assets (Cont.):

The Company determines the fair value of a reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates its fair value at this time. The Company has corroborated the fair values using the Market Approach. Judgments and assumptions related to revenue, gross profit, operating expenses, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. Additionally, the Company evaluated the reasonableness of the estimated fair value of its reporting unit by reconciling to its market capitalization. This reconciliation allowed the Company to consider market expectations in corroborating the reasonableness of the fair value of the reporting unit. Following such reconciliation the company found that there was no material difference (approximately 2.9%) between the fair value of the reporting unit and its market capitalization as of December 31, 2011.

The Company is one operating segment and one reporting unit related to its overall IT modernization. In 2009, 2010 and 2011, step one of the assessment resulted at the carrying value of the IT modernization reporting unit exceeds its fair value. As described in the preceding paragraphs, the second step was performed by allocating the reporting unit's fair value to all of its assets and liabilities, with any residual fair value being allocated to goodwill. The Company determined that the carrying value of goodwill should be impaired. As a result, the Company recorded a non-cash goodwill impairment charge of $5.7 million in 2009, $13.2 million in 2010 and $9.6 million in 2011.

In determining gain or loss on disposal of a portion of the Appbuilder technology the amount of goodwill that was included in that carrying amount of the disposed reporting unit was based on the relative fair values of the disposed of business and the portion of the reporting unit that was retained.

I.     Research and Development Costs:

Research and development costs are charged to the statement of income as incurred. ASC No. 985, “Software”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon detailed program design is completed and verified. Costs incurred by the Company between completion of detailed program design and the point at which the products are ready for general release has been insignificant. Therefore, all research and development costs have been expensed.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

J.     Stock-based Compensation:

In the past three years majority of the awards were of restricted stock units (“RSUs”).RSU's are valued based on the market value of the underlying stock at the date of grant.  The Company measures and recognizes compensation expense with respect to option based awards on estimated fair values on the date of grant using the Black-Scholes option-pricing model. This option pricing model requires that the Company makes several estimates, including the option’s expected life and the price volatility of the underlying stock.

The Company recognizes the estimated fair value of option-based awards and RSUs, net of estimated forfeitures, as stock-based compensation costs using the stright line method.

For the year ended December 31, 2011, 2010 and 2009 the Company recorded stock-based and RSUs compensation costs in the amount of $1,208, $1,506 and $2,031 thousand, respectively. On December 31, 2011, the total unrecognized stock-based and RSUs compensation costs amounted to $222 thousand, and are expected to be recognized over of the next 3 years.

K.    Revenue Recognition:

Revenues derived from direct software license agreements are recognized in accordance with FASB ASC Topic 985 "Software" ("ASC 985"), upon delivery of the software, when collection is probable, the license fee is otherwise fixed or determinable and persuasive evidence of an arrangement exists.

The arrangements that include multiple elements are usually arrangements where the Company sells software products and Post Contract Support (PCS).

For multiple elements arrangements, ASC 985 requires that the fair value of each component in a multiple element arrangement will be determined based on the vendor’s specific objective evidence (VSOE) for that element, and revenue is allocated to each component based on its fair value. ASC 985 requires that revenue be recognized under the “residual method” when VSOE does not exist for all the delivered elements, VSOE of fair value exists for all undelivered elements, and all other accounting standards criteria are met. The specific objective evidence for the PCS is established by the price charged on PCS renewals.

The Company recognizes revenues from consulting fees based on the number of hours performed.

In some of the agreements with the Company’s customers, the customers have the right to receive unspecified upgrades on an if-and-when available basis (the Company does not provide specific upgrades). These upgrades are considered Post-Contract Support (PCS). Revenues allocated to the PCS are recognized ratably over the term of the PCS.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

K.    Revenue Recognition (Cont.):

When a project involves significant production, modification or customization of software, revenue is recognized according to the percentage of completion method in accordance with the provisions of FASB ASC Topic 605-35-25. Under this method, estimated revenue is generally accrued based on costs incurred to date, as a percentage of total updated estimated costs. The Company recognizes contract losses, if any, in the period in which they first become evident.

Some of the Company’s contracts include client acceptance clauses. In these contracts, the Company follows the guidance of ASC 985-605-55 (formerly TPA 5100.67) and SAB 104. In determining whether revenue can be recognized, when an acceptance clause exists, the Company considers its history with similar arrangements, the customer’s involvement in the progress, and the existence of other service providers and the payments terms. There are no rights of return, price protection or similar contingencies in the Company’s contracts.

On December 31, 2011 approximately $1.6 million (on December 31, 2010: $8.4 million) of the accounts receivable balance was unbilled due to the customers payment terms.

The Company presents revenues from products and revenues from services in separate line items.

The product revenues line item includes revenues generated from (i) standalone software products and (ii) software products that were included in multiple-element arrangements and were separated pursuant to ASC 985 as aforementioned.

In the services revenue line item, the Company included (i) revenues generated from standalone consulting services, (ii) revenues generated from stand alone post contract support ("PCS"), (iii) revenues accounted for pursuant to ASC 605-35-25 and (iv) revenues generated from PCS included in multiple-element arrangement and were separated pursuant to ASC 985 as aforementioned.

Tax collected from customers and remitted to governments authorities (including VAT) are presented in income statement on a net basis.

L.    Advertising Costs:

The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2011, 2010 and 2009 were $36, $94 and $291 thousand, respectively.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

M.    Income Taxes:

Deferred taxes are determined utilizing the “asset and liability” method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, when it’s more likely than not that deferred tax assets will not be realized in the foreseeable future. Deferred tax liabilities and assets are classified as current or non-current based on the expected reversal dates of the specific temporary differences.

The Company adopted ASC Topic 740-10-05, Income Tax, , which provides guidance for recognizing and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions. The Company’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expense.

N.    Earnings (loss) Per Share:

Earnings (loss) per share (“EPS”) were computed in accordance with FASB ASC Topic 260, "Earnings Per Share" (ASC 260). ASC 260 requires the presentation of both basic and diluted EPS.

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year (fully vested RSUs), net of treasury shares. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year (see also Note 12C). Since the Company incurred net loss during the periods presented, no diluted EPS was presented as all the dilutive potential ordinary shares were anti-dilutive.

O.    Financial Instruments:

1.	Concentration of credit risks:

Financial instruments that have the potential to expose the Company to credit risks are mainly cash and cash equivalents, bank deposit accounts, and trade receivables.

The Company holds cash and cash equivalents, and deposit accounts at large banks in Israel, the United States, and Europe, thereby substantially reducing the risk of loss.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

O.    Financial Instruments: (Cont.)

1.	Concentration of credit risks: (Cont.)

With respect to trade receivables, the risk is limited due to the geographically spreading, nature and size of the entities that constitute the Company’s customer base. The Company assesses the financial position of its customers prior to the engagement with them.

The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts and generally does not require collateral. An appropriate allowance for doubtful accounts is included in the accounts.

2.	Fair value measurement:

The Company measures fair value and discloses fair value measurements for financial and non-financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

P.    Comprehensive Income:

Comprehensive income, net of related taxes where applicable, includes, only net income.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

Q.    Derivative Instruments:

The Company uses foreign currency options, forward exchange contracts to assist in managing financial risks in order to minimize the currency exposure on identifiable assets and liabilities in currencies other than the functional currency. The Company does not use derivative financial instruments for speculative purposes. These instruments are recognized at fair value, with all changes in fair value recorded in current period earnings, as these transactions have not been designated by management as hedging instruments. The net loss recognized in earnings during 2011, representing the derivative instruments was $323 thousand (in 2010 and 2009: loss of $288 thousand and $894 thousand ,respectively).

As of December 31, 2011 the Company do not have open forward and option exchange contracts. As of  December 31, 2010:  $6.7 million as notional amount.

The cash flows associated with the derivative are reflected as cash flows from operating activity in the statement of cash flows.

R.    Treasury Shares:

The Company repurchases its Ordinary shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity.

When treasury shares are used as consideration for share based payment the reduction is based on average purchase cost.

S.    Transfers of Financial Assets:

FASB ASC Topic 860 "Transfers and Servicing" ("ASC 860"), establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale. The transfers of financial assets are typically performed by the sale of receivables to financial institution.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

S.    Transfers of Financial Assets: (Cont.)

In 2011 and 2010, the Company sold trade receivables to financial institution in a total amount of $9 millions and $24.7 million respectively, at an average annual rate of Libor plus 4% or Prime plus 1.5% as applicable (in 2010- average annual rate of Libor plus 3% or Prime plus 1.5% as applicable). Control and risk of those trade receivables were fully transferred and accounted for as a sale in accordance with ASC 860. The agreements, pursuant to which the Company sells its trade receivables, are structured such that the Company (i) transfers the proprietary rights in the receivable from the Company to the financial institution; (ii) legally isolates the receivable from the Company’s other assets, and presumptively puts the receivable beyond the legal reach of the Company and its creditors, even in bankruptcy or other receivership; (iii) confers on the financial institution the right to pledge or exchange the receivable; and (vi) eliminates the Company’s effective control over the receivable, in the sense that the Company is not entitled and shall not be obligated to repurchase the receivable other than in case of failure by the Company to fulfill its commercial obligation.

T.    Reclassifications:

Certain comparative figures have been reclassified to conform to the current year presentation.

U.    Derivative Liabilities - Warrants:

In connection with the adoption of EITF 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock,” (“EITF 07-05”) on January 1, 2009 (ASC 815-40-15), the Company determined that the warrants issued at several occasions in 2007 ,2006 and 2004 (ratchet down of exercise price based upon lower exercise price in future offerings) are not indexed to the Company’s own stock and therefore should be recorded as a  derivative financial liability for pursuant FASB ASC Topic 815 "Derivative and Hedging" (ASC 815-40-25). The fair value of these warrants as of January 1, 2009 was $161 thousand and was recorded as a derivative liability in a way of  cumulative adjustment to beginning of the year equity.(see also Note 10A4).

V.    Contingent Assets:

The company's accounting policy is  to recognize the contingent consideration in earnings only after the contingency is being  resolved  in accordance with ASC 450.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

W.     Recently Issued Accounting Pronouncements:

In December 2011, the Financial Accounting Standard Board (“FASB”) issued an accounting standard update which requires additional disclosures about the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The Company  believes that the adoption will not have a material impact on its consolidated financial statements.

In June 2011, the FASB amended its comprehensive income presentation guidance. The amendment requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. The guidance is effective for interim and annual periods beginning after December 15, 2011. In December 2011, the FASB indefinitely deferred certain provisions of this guidance to present certain reclassification adjustments into and out of accumulated other comprehensive income on a gross basis. The Company  believes that the adoption will not have a material impact on its consolidated financial statements.

In May 2011, the FASB amended its fair value measurements and disclosures guidance. The amendment clarifies the existing guidance and adds new disclosure requirements. The guidance is effective for interim and annual periods beginning after December 15, 2011. The Company  believes that the adoption will not have a material impact on its consolidated financial statements.

In September 2011, the FASB issued new accounting guidance intended to simplify goodwill impairment testing. The Company will be allowed to perform a qualitative assessment on goodwill impairment to determine whether a quantitative assessment is necessary. This guidance is effective for goodwill impairment tests performed in interim and annual periods for fiscal years beginning after December 15, 2011 with early adoption permitted. The Company  believes that the adoption will not have a material impact on its consolidated financial statements.

In December 2010, the FASB issued amendments to the disclosure of pro forma information for business combinations. These amendments were effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The amendments clarify the acquisition date that should be used for reporting the pro forma financial information disclosures when comparative financial statements are presented. The amendments also improve the usefulness of the pro forma revenue and earnings disclosures by requiring a description of the nature and amount of material, nonrecurring pro forma adjustments that are directly attributable to the business combination(s).

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions:

In order to enhance the Company’s solutions and services portfolio, the Company has been pursuing a strategy of adding new technologies to its suite of automated modernization tools. The Company implements this strategy via internal development of new software tools. The company focuses on improving its Legacy modernization tools.

A.      Sale of Appbuilder Technology:

In  December 2011, the Company  entered into an agreement with Magic Software Enterprises Ltd., pursuant to which we sold to Magic our AppBuilder technology along with a related customer base . The net consideration for the AppBuilder was $12.5 million, of which approximately $3.8 million was deposited in escrow. The escrow funds shall be released during 2012 and 2013 subject to the fulfillment of certain conditions and therefore as not recorded as an asset. As a result of the transaction, we recorded a loss of $4.1 million in 2011 that was recorded in operation income.

As part of the loss recognized from the sale, the company realized a goodwill amounted to – 13.1 million based on the relative fair value of the Appbuilder and the portion of the reported unit to be retained.

B.     Amalgamated Software North America (ASNA):

In December 2010, the Company sold itsholdings in ASNA, including the holding interest in a Spanish affiliated company, for a consideration of $2.0  million, $1.5 million of which were paid to us in December 2010 and the remaining $500,000 are payable in December 2012. In December 2011 the Company reached an agreement with the buyer pursuant to which the second payment of $500,000 was reduced to $420,000 and paid earlier in two installments, in December 2011 and January 2012, As a result of the sale in 2010, the Company recorded a loss of approximately of $4 million presented in operating income.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (Cont.):

C.      Danshir:

In January 2010, the Company acquired from two Israeli companies, Danshir Software Ltd. and Danshir Tmurot Ltd., through the temporary receiver appointed to the activities by the Israeli court, certain business activities in the field of professional services in Israel. The activities specialized in customized software solutions in 4 main areas: ERP systems, business developments and applications, technology infrastructure and IT services. As part of the acquisition, a portion of Danshir's employees were moved into the Company, In consideration, the Company paid Danshir Software Ltd. and Danshir Tmurot Ltd. an amount of $796 thousand in cash out  of which $93 thousand  was paid in an advance in 2009.

The acquisition was accounted for by the acquisition method. The results of operations were included in the consolidated financial statements of the company commencing January 2010. The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed, based upon an appraisal study. An amount of $400 thousand was allocated to customer related intangibles and is being amortized over a 5 years period. The excess cost of the acquisition over the fair value of net tangible and intangible assets amounted to $396 thousand and was allocated to goodwill which represent the current workforce of Danshir's employees .Goodwill is deductible for tax purposes over 10 years period.

The following table summarizes the fair values of assets acquired as of the date of purchase:

(in thousands)

Goodwill	$396
Customer related intangible asset	400
Cost of investment	$796

D.      DSK:

DSKnowledge Ltd. (DSK). In December 2009, the Company purchased the product business of DSKnowledge Ltd., referred to as DSK, a provider of knowledge management software for enterprises. DSK’s product modernizes and transforms legacy data information and content elements in enterprises into one knowledge management repository. Pursuant to the terms of the purchase agreement, the Company acquired DSK's product business for approximately $3 million. According to the purchase agreement, the Company committed to pay additional consideration calculated based upon future milestones based on net profit in 2010, 2011 and 2012. Acquisition costs amounted to approximately $ 120 thousand and were charged to income as general and administrative expenses.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 2 - Certain Transactions (Cont.):

D.	DSK: (Cont.)

The acquisition was accounted for by the acquisition method. The results of operations were included in the consolidated financial statements of the company commencing December 8, 2009. The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed, based upon an appraisal study. An  amount of $1,633 thousand was allocated to core technology and to be amortized over a 5 years period ,an amount of $257 thousand was allocated to estimated fair value of the customers related intangible assets, which is being amortized  over 5 years and $172 thousand of Backlog which is being amortized over 1 year. The excess cost of the acquisition over the fair value of net tangible and intangible assets amounted to $907 thousand and was allocated to goodwill. Goodwill is deductible for tax purposes over 10 years period. No fair value was attributed to the future contingent payments as the Company estimated at this stage that DSK will not reach the agreed milestones.

As of December 31, 2011 no contingent consideration was paid as DSK didn’t reach to the agreed milestones.

The following table summarizes the fair values of assets acquired and liabilities assumed as of the date of purchase:

(in thousands)

Current assets	$385
Goodwill	907
Technology	1,633
Customer related intangible asset	257
Backlog	172
Total tangible and intangible assets acquired	3,354
Current liabilities	250
Non Current liabilities	84
Total liabilities assumed	334
Net assets acquired	$3,020

(in thousands)

Cost of investment:
Cost paid	$2,511
Current liability	509
$3,020

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (Cont.):

E.      TIS:

In January 2008, the Company entered into an agreement for the purchase of the entire outstanding share capital of TIS Consultants Ltd., or TIS, a company incorporated in Cyprus, that wholly owns a subsidiary incorporated in India, TISA Software Consultants Private Limited. TIS provided consulting services, solutions and value added products to the banking industry, specializing in the market for Temenos GLOBUS/T24™. TIS’ acquisition expanded the Company’s products offerings and services.

Under the agreement, the Company paid to the selling shareholders an amount of $500 thousand and an additional amount of $700 thousand as a nonrefundable advance payment on account of contingent consideration described below. As part of the transaction, the Company undertook to pay the selling shareholders contingent consideration. Following a dispute with regard to the contingent consideration, and as part of the negotiated terms, the Company paid in 2009 $3,070 thousand to the former shareholders of TIS that was already recorded as a liability in 2008, and entered into a settlement agreement for dismissal of legal proceedings between the Company and the former shareholders of TIS regarding the final amount of contingent consideration owed related to the Company’s purchase of TIS. As part of the settlement, the parties agreed on mutual release of their respective claims and the former shareholders of TIS waived the rights to any future contingent consideration. Under the settlement agreement dated September 13, 2009, the Company paid the former shareholders of TIS contingent consideration of $1,057 thousand in January 2010 and $1,163 thousand in January 2011. In addition, the Company issued to the former shareholders of TIS 203,365 of its ordinary shares, NIS 0.04 par value per share, valued $2,505 thousand based on the closing settlement date. As a result, in 2008 and 2009 the Company assigned $3,070 thousand and $4,790 thousands respectively, to goodwill.

   As to the sale of TIS in March 2012 -see Note 14B subsequent events.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (Cont.):

F.       Unaudited Pro Forma Information:

The following unaudited pro forma summary presents information as if, the acquisition of DSK’s and Danshir's activities  had occurred as of January 1, 2009. The pro forma information, which is provided for informational purposes only, is based on historical information and does not necessarily reflect the results that would have occurred, not is it necessarily indicative of future results of operations of the consolidated entity.

Year ended December 31, 2009
(In thousands, except per share data)
(Unaudited)

Revenues	$73,950
Net loss attributable to BluePhoenix Shareholders	$(16,083)
Loss per share - basic and diluted	$(2.90)

Note 3 - Fair Value Measurement:

Items carried at fair value as of December 31,  2011 and 2010 are classified in the table below in one of the three categories described in  Note 1 O 2.

	Fair value measurements using input type
	December 31, 2011
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$3,997	$-	$-	$3,997
Restricted cash	3,428	-	-	3,428
Derivatives liabilities - warrants	-	(53)	-	(53)
Goodwill *	-	-	14,238	14,238
	$7,425	$(53)	$14,238	$21,610

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Fair Value Measurement: (Cont.)

	Fair value measurements using input type
	December 31, 2010
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$12,295	$-	$-	$12,295
Foreign currency and IRS derivatives, net	-	94	-	94
Derivatives liabilities - warrants	-	(839)	-	(839)
Goodwill *	-	-	36,969	36,969
	$12,295	$(745)	$36,969	$48,526

  * As to relevant inputs- see Note 1H

The following table summarizes the activity for those financial assets where fair value measurements are estimated utilizing Level 3 inputs.

	Year ended December 31,
	2011	2010
	(in thousands)

Carrying value as of January 1	$36,969	$51,990
Danshir's acquisition	-	963
Amount realized due the sale of Appbuilder (ASNA in 2010)	(13,099)	(2,232)
Goodwill impairment	(9,632)	(13,185)

Carrying value as of December 31	$14,238	$36,969

The Company's  financial instruments consist mainly of cash and cash equivalents current and non-current receivables, short-term credit, accounts payable and accruals, long-term loans .The fair value of the financial instruments included in working capital and non-current receivables approximates their carrying values. The fair value of long-term bank loans and also approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Property and Equipment, Net:

Composition of property and equipment, grouped by major classifications:

	December 31,
	2011	2010
	(in thousands)
Cost:
Computers and peripheral equipment	$10,155	$9,841
Office furniture and equipment	842	859
Leasehold improvements	534	537
Motor vehicles	204	416
	11,730	11,653
Accumulated Depreciation:
Computers and peripheral equipment	9,512	9,010
Office furniture and equipment	636	623
Leasehold improvements	457	392
Motor vehicles	104	232
	10,709	10,257

Depreciated cost	$1,021	$1,396

Depreciation expenses totaled $599, $784, and $947 thousand for the years ended December 31, 2011, 2010, and 2009, respectively.

Discontinued operation includes depreciation expenses totaled $25, $19 and $21 thousands for the years ended December 31, 2011, 2010, and 2009, respectively.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 5 - Goodwill:

The change in the carrying amount of goodwill for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
	(in thousands)
Balance as of January 1.
Goodwill	$69,152	$70,988
Accumulated impairment losses at the beginning of the period	(32,183)	(18,998)
	36,969	51,990
Goodwill acquired during the year	-	396
Goodwill related to sale of ASNA	-	(2,232)
Goodwill related to sale of Appbuilder	(13,099)	-
Goodwill impairment	(9,632)	(13,185)

Balance as of December 31
Goodwill	56,053	69,152
Accumulated impairment losses at the end of the period	(41,815)	(32,183)
	$14,238	$36,969

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 - Intangible Assets and Others, Net:

Composition:

	Useful	December 31,
	life	2011	2010
	years	(in thousands)
Original amount:
Technology	5	$47,110	$47,581
Customer related intangible assets	5-8	5,316	5,316
Deferred tax asset		-	1,796

		52,426	54,693
Accumulated amortization:
Technology		45,202	42,008
Customer related intangible assets		4,224	3,711

		49,426	45,709

		$3,000	$8,974

The estimated future amortization of the intangible assets (excluded of deferred tax assets) as of December 31, 2011 is as follows:

(in thousands)

2012	1,721
2013	710
2014	541
2015	28
$3,000

*	Amortization of intangible assets (excluding deferred tax) amounted to $3,707 , $7,002 and $7,926 thousand for the years ended December 31, 2011, 2010 and 2009 respectively.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 - Accrued Severance Pay, Net:

A.      Accrued Liability:

The Company is liable for severance pay to its employees pursuant to the applicable local laws prevailing in the respective countries of employment and employment agreements. For Israeli employees, the liability is partially covered by individual managers’ insurance policies under the name of the employee, for which the Company makes monthly payments. The Company may make withdrawals from the managers’ insurance policies only for the purpose of paying severance pay.

The amounts accrued and the amounts funded with managers’ insurance policies are as follows:

	December 31,
	2011	2010
	(in thousands)

Accrued severance pay	$3,446	$5,719
Less - amount funded	3,036	4,435

	$410	$1,284

B.     Expenses:

The expenses related to severance pay for the years ended December 31, 2011, 2010 and 2009 were $544, $606 and $523 thousand, respectively.

Discontinued operation includes expenses related to severance pay for the years ended December 31, 2011, 2010 and 2009 were $302, $356 and $276 thousand, respectively.

Note 8 - Loans from Banks and Others:

A.     Short term Bank Credit:

In April 2011, the Company entered into a loan agreement with a financial institution and other lenders, referred to collectively as the lenders, pursuant to which we borrowed from the lenders $5 million, due within one year and bearing interest at a rate of 3.25% per annum, and an increased interest rate in case of non-compliance with our obligations to the lenders under the loan agreement.

The  maturity date of the loan is in May 2012. The loan  is secured by a second-ranking floating charge on our assets and a fixed charge on our goodwill, as well as certain other fixed charges. In consideration for the loan, we issued the lenders 169,000  ordinary shares of the Company. The shares were issued under Regulation S and were subject to a lock-up period of 90 days from the date of issuance. The debt is secured by a second-ranking floating charge on our assets and a fixed charge on our goodwill, as well as certain other fixed charges.  The agreement contains provisions for acceleration of repayment in certain events of default. The agreement also contains certain restrictive covenants.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 8 - Loans from Banks and Others (Cont.):

A.      Short term Bank Credit:

In accordance with ASC 470 "Debt" the Company allocate the total procced between the loan and the shares based on their relative fair value at the closing date. The discount arised from this allocation amounted to $ 1 milion at the closing and is being amortisied using the interest method over the the term of loan. As of December 31, 2011 the unamortised discount amounted to $ 0.3 million. The principal of $ 5 million less the  unamortized discount are presented on a Net basis as shot term bank credit.

As to the assignment of the loan in March 2012 to the Company's shareholders – see Note 13A.

As of December 31, 2010 the Company had short term bank credit of $14.4 million comprised as follow: $7 million current portion of long term loans and $7.4 million of  bank credit that bears interst of  Libor plus 4% paid on a quarterly basis.

B.      Long Term Loans from Banks and other

  Composition:

			December 31,
			2011	2010
	*Average Interest rate as of December 31, 2011	Linkage	Total long-term liabilities net of current portion
	%	Basis	(in thousands)

Ministry of Production in Italy (Note 9 A4)	0.87	ˆ	245	330
Due to Banks	Libor + 4.9		$5,693	6,897
Less - current portion			(1,993)	(6,961)
			$3,945	$266

* The interest is paid on a quarterly basis.

C.      Long-term Loans from Banks and Other are due as follows:

	December 31,
	2011	2010
	(in thousands)

First year (current portion)	$1,993	$6,961
Second year	2,495	41
Third year	1,316	41
Fourth year and thereafter	134	184
Total	$5,938	$7,227

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 - Loans from Banks and Others (Cont.):

D.
In connection with long term loans from Bank Discount Le’Israel Ltd, Bank Ha’Poalim Ltd., The First International Bank Ltd. and Bank Leumi Le’Israel Ltd of $5.7 million and $7.2million at December 31, 2011 and 2010,   The loans are secured by  $3.4 million of cash deposited (see restricted deposit on balance sheet at December 31, 2011)  The  Company committed to certain covenants related to its operation such as:

a)	maintaining a minimum level of shareholders’ equity of no less than 40% of our total assets, provided however that such amount does not fall below $13 million;

b)	maintaining a minimum level of tangible shareholders’ equity not to exceed a deficit of $4 million;

c)	maintaining a cash and cash equivalents balance of $2 million;

d)	maintaining a level of EBITDA in four sequential quarters of no less than $1 million;

e)	maintaining maximum amount of financial debt (excluding the loan from third parties described below) of no more than 30% of our total assets;

f)	maintaining a ratio of our bank liabilities to the total balance of AR, cash and cash equivalents and bank guarantees that were given for credit assurance, of no more than 40%; and

g)	maintaining maximum balance of sold receivables of not more than $ 3 million.

In September  2011 the Company did not meet the covenanats. Follwing that the covenanats were revised in Q3.As of December 31, 2011, the Company met all of its covenants to the banks .

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - Commitments and Contingencies:

A.      Commitments:

1.
Lease. The Company rents its offices, vehicles and, other equipment under various operating lease agreements. Rent expenses for the years ended December 31, 2011, 2010 and 2009 were $2.6 million, $2.9 million and $3.2 million, respectively. Aggregate minimum rental commitments under non-cancelable leases as of December 31, 2011 were as follows:

	Office Facilities	Vehicles, Equipment, and Other
	(in thousands)
Fiscal 2012	$850	$898
Fiscal 2013	250	535
Fiscal 2014	250	213
Fiscal 2015	195	-
	$1,545	$1,647

2.
Customers’ bank guarantees. Under agreements between the Company and certain of its customers, the Company undertook to provide such customers a bank guarantee for the assurance of performance of its obligations under its agreements with such customers. As of December 31, 2011, there are outstanding bank guarantees on behalf of customers in the aggregate amount of $148 thousand.

3.
Chief Scientist. Two of the Company’s subsidiaries have entered into agreements with the OCS; these subsidiaries are obliged to pay royalties to the OCS at a rate of 3% on sales of the funded products, up to 100% of the dollar-linked grant received in respect of these products from the OCS. As of December 31, 2011, the contingent liability that was not recognized amounted to $302 thousand.

4.
Ministry of Production in Italy. In July 2007, the Company’s subsidiary, I-Ter, received an amount of $585,000 from the Ministry of Production in Italy for I-Ter's Easy4Plan product. Easy4Plan is a workflow management tool designed for ISO9000 companies. 36.5% of the funds received constitute a grant, and the remaining 63.5%, is a 10-year loan to be repaid by I-Ter in annual installments until September 2018. The loan bears a minimal annual interest of 0.87% and is linked to the euro. As of December 31,2011 the remaining loan balance was $245 thousand.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - Commitments and Contingencies (Cont.):

B.      Contingencies:

1.
In May 2011, the Tel-Aviv-Jaffa District Court dismissed the claim filed against the Company, in June 2003, by a former Liraz shareholder. The plaintiff applied to the court in order to approve the claim which was related to the acquisition of Liraz shares, as a class action. The claim was dismissed after a long period where the plaintiff has not made any action to proceed with the claim.

2.
The Company evaluates estimated losses for indemnifications due to product infringement under FASB Topic ASC 450 "Contingencies". At this time, it is not possible to determine the maximum potential amount under these indemnification clauses due to lack of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements may not be subject to maximum loss clauses. Historically, the Company has not incurred material costs as a result of obligations under these agreements and has not accrued any liabilities related to such indemnification obligations in the Company’s financial statements.

Note 10 - Equity:

A.      Share Capital:

1.
On January 31, 1997, the Company's ordinary shares were first offered in an initial public offering. Since this transaction, the Company’s shares have been traded in the United States on the NASDAQ Global Market. Their current symbol is “BPHX.”

In January 2001, the Company's ordinary shares were listed for trading on the Tel-Aviv stock Exchange under the "Dual Listing" arrangement. Ordinary share confers upon their holders the rights to receive notice to participate and vote in general meeting of the Company, and the right to receive dividends if declared. During 2009 the Company's board of directors and shareholders approved the increase of the authorized share capital to 40,000,000  shares from 30,000,000 shares 0.01 NIS par value. On December 28, 2011, the Company executed a one-for-four reverse split of our ordinary shares, resulting in a decrease of the number of our authorized ordinary shares from 40,000,000 to 10,000,000, a decrease of the number of our outstanding ordinary shares from 25,243,610  to 6,310,903 and an increase of the par value per ordinary share from NIS 0.01 to NIS 0.04. The reverse share split was executed in order to regain compliance with NASDAQ's minimum bid price requirement of $1.00 per Share. All references in the financial statements to the number of shares outstanding and authorized, per-share amounts, treasury shares purchased in previous years, and stock option and warrants data of the Company’s common stock have been restated to reflect the effect of the stock split for all periods presented.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Equity: (Cont.)

A.      Share Capital: (Cont.)

2.
As of December 31,2011 the Company holds a total of 367,810 of its shares in a total consideration of $9.5 million (as of December 31, 2010  the Company held a total of 468,540 of its shares in a total consideration of $12 million) All of the Company’s ordinary shares have equal voting rights. However, under applicable Israeli law, the shares held by the Company have no voting rights and, therefore, are excluded from the number of its outstanding shares. Since 2010, the Company uses these treasury shares for the issuance of shares pursuant to exercise of options and vested RSUs to meet the Company’s common stock requirements for its stock benefit plansIn March 2008 the board of directors approved two buy-back programs. Under the buy-back programs, the Company may purchase its shares from time to time, subject to market conditions and other relevant factors affecting the Company. In 2009 the Company repurchased 11,249 of its shares for an aggregate amount of $1.7 million under the buy-back programs.

3.
In October 2009, the Company completed a $4.2 million private placement of ordinary shares and warrants to institutional investors. Pursuant to the securities purchase agreement, the Company issued to the investors 341,144 ordinary shares. In addition, the Company issued to the investors series A warrants exercisable immediately into 204,686 ordinary shares during a five year term from the issuance date at an exercise price of $7.44 per share [where is this number from? Last year it was “818,744 ordinary shares during a five year term from the issuance date at an exercise price of $3.95” therefore after reverse split it should be 204,686 at $15.80]], series B warrants exercisable immediately into 341,144 ordinary shares until April 29, 2010 at an exercise price of $12.2 and series C warrants exercisable into 204,686 ordinary shares during a five year period at an exercise price of $7.44 [again the exercise price last year was $3.95 which mean it should be times 4 = 15.80 also please note seriese B and C are expired] immediately upon the exercise of the Series B warrants. All warrants (Series A,B, and C) are subject to anti-dilution protection under which any future issuance of securities at a price lower than the current exercise price of the warrants will cause an adjustment of the applicable warrant exercise price to the price of the dilutive issuance. As a result of such anti-dilution protection the warrants were not considered  indexed to the Company’s own stock and, and therefore recorded at issuance date as a derivative financial liability. The value assigned to the warrants at issuance date was approximately $3.8 million out of the total proceeds of $4.2 million - see also Note 10A4. During, 2010 B and C warrants were expired according to their terms.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 10 - Equity (Cont.):

A.      Share Capital (cont.):

4.	Derivative liability- warrants:

In connection with the adoption of EITF 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock,” (“EITF 07-05”) on January 1, 2009 (ASC 815-40-15), the Company determined that warrants issued at several occasions throughout the years (ratchet down of exercise price based upon lower exercise price in future offerings) are not indexed to the Company’s own stock and are recorded as a derivative liability pursuant to FASB ASC Topic 815 " Derivative and Hedging" (ASC 815-40-25).

The Company measured the fair value of the outstanding warrants at issuance and at the balance sheet date using a Black-Scholes valuation model (Binominal method was used for Series B and C issued in October 2009 since their expiration dates are co-dependent). As a result of the application of ASC 815-40-15, the fair value of the warrants as of December 31, 2011 amounted to $53 thousand  as follows:

•
200,000 ordinary shares issuable upon exercise of warrants issued by us to institutional investors in connection with the $35 million private placement completed in November 2007 at fair value of approximately $1 thousand;

•	204,686 warrants series A issued in October 2009 at fair value of $52 thousand.

The initial application of ASC 815-40-15 on the warrants issued in November 2007 ,2006 and 2004  resulted in a charge of $161 thousand which  was recorded as a derivative liability in a way of  cumulative adjustment to beginning of the year equity based on their fair value as of January 1, 2009.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 10 - Equity (Cont.):

B.      Share Options:

1.	Employee Share Option Plans:

Stock-based compensation plans comprise employee stock option plans and restricted stock units (“RSUs”) to employees, officers and directors. The purpose of the plans is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company.

As of December 31, 2011, the Company has two share-based compensation plans: (a) the 1996 share option plan. (b) The 2007 Restricted Share Units plan. Both plans are described below. The compensation costs that were charged to income for those plans amounted to $1.2 million, $1.5 million and $ 2 million for 2011 and 2010 and 2009 respectively.

In 1996, the Company adopted two option plans (the 1996 Share Option Plan). One of these option plans was terminated after all options granted under it were exercised. Pursuant to the other 1996 option plan, as amended, the Company reserved 925,000 ordinary shares for issuance to directors, officers, consultants and employees of the Company and its subsidiaries. The exercise price of the options granted under the 1996 option plan ranges from $8.04 to $42. As of December 31, 2011 190,866  stock options remain available for future awards.

Under the 1996 option plan, unless determined otherwise by the Board, options vest over a three to four years period from the date of grant and expire 10 years after grant date. Unvested options are forfeited 30-90 days following termination of employment. Any options that are forfeited before expiration become available for further grants.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 10 - Equity (Cont.):

B.      Share Options (Cont.):

          1.           Employee Share Option Plans (Cont.):

The following table summarizes information about share options outstanding and exercisable as of December 31, 2011:

Options Outstanding		Options Exercisable
Number Outstanding on December 31, 2011	Weighted Average Remaining Contractual Life	Number Exercisable on December 31, 2011	Exercise Price
	Years		$

3,750	9.57	-	4.48
12,500	7.40	8,333	8.04
15,000	8.88	5,000	8.72
949	9.08	-	8.76
93,750	1.25	93,750	9.00
6,250	7.60	4,167	10.16
6,250	8.25	2,084	10.20
18,750	8.25	6,252	11.08
15,222	0.50	15,222	12.00
2,501	1.50	2,501	12.00
50,001	1.76	50,001	16.00
14,135	4.00	14,135	20.00
5,309	1.42	5,309	24.00
38,750	2.67	38,750	24.00

283,117		245,504

Data related to the share option plan as of December 31, 2011, 2010 and 2009 and changes during the years ended on those dates are as follows:

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Equity (Cont.):

B.      Share Options (Cont.):

          1.         Employee Share Option Plans (Cont.):

	2011		2010		2009
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$		$		$
Options outstanding at beginning of year	309,995	13.77	334,408	15.40	320,881	16.68
Changes during the year:
Granted	19,700	7.91	48,750	10.64	43,750	9.04
Exercised	-		-		(500)	12.00
Forfeited	(46,578)	13.69	(73,163)	19.20	(29,723)	15.60
Options outstanding at end of year	283,117		309,995		334,408
Options exercisable at year-end	245,504		260,829		271,037
Weighted-average fair value of options granted during the year*	4.76		6.68		5.80

*
The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2011 –69%; 2010 - 50%; risk-free interest rate: 2011 – 2.21%; 2010 – 2.86%,  and expected life: 2011 – 6.5 years; 2010 - 5.9 years.

As of December 31, 2011 and 2010, there was no intrinsic value for outstanding and granted options since the exercise price was higher or the same as the market price. There were no exercise of options in 2011 and 2010.

The Company is required to assume a dividend yield as an input in the Black-Scholes model. The dividend yield assumption is based on the Company’s historical experience and expectation of future dividends payouts and may be subject to change in the future.

The Company uses historical volatility in accordance with FASB ASC Topic 718, "Compensation - stock compensation". The computation of volatility uses historical volatility derived from the Company’s exchange-traded shares.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Equity (Cont.):

B.      Share Options (cont.):

          1.         Employee Share Option Plans (Cont.):

The risk-free interest assumption is the implied yield currently available on U.S. Treasury zero-coupon bonds, issued with a remaining term equal to the expected life term of the Company’s options.

Pre-vesting rates forfeitures are approximately 15% and were estimated based on pre-vesting for feature   experience.

The Company uses the simplified method to compute the expected option term for options granted.

          2.         Restricted Share Units (RSU):

In 2007, the Company adopted a Restricted Share Units plan (RSU). Under the RSU plan, as amended, the Company granted in 2011 and 2010  68,342 and 208,283 RSUs, respectively. Under the RSU plan, unless determine otherwise by the board of directors, RSUs vest over a three years period from the date of the grant.  Approved for immediate vesting on grant date were  20,895 and 38,449 RSUs in 2011 and 2010, respectively ,

Data related to the restricted share units as of December 31, 2011 and 2010 and changes during the year were as follows:

	Year ended December 31,
	2011	2010

RSUs outstanding at the beginning of the year	202,702	120,214
Changes during the year:
Granted *	68,342	208,283
Vested	(211,855)	(124,270)
Forfeited	(1,692)	(1,525)
RSUs outstanding at the end of the year	57,497	202,702
Weighted Average fair value at grant date	$7.12	$8.96

*
The fair value of RSUs is established based on the market value of the Company’s stock on the date of the award. The Company has expensed compensation costs, net of estimated forfeitures of approximately, applying the accelerated vesting method.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Equity (Cont.):

C.      Dividends:

 The Company has not paid any cash dividends on its ordinary shares in the past and does not expect to pay cash dividends on its ordinary shares in the foreseeable future.

Note 11 - Income taxes:

A.      Basis of taxation:

The Company and its subsidiaries are subject to tax in many jurisdictions and a certain degree of estimation is required in recording the assets and liabilities related to income taxes. The Company believes that its accruals for tax liabilities are adequate for all open years. The Company considers various factors in making these assessments, including past history, recent interpretations of tax law, and the specifics of each matter.

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence.

The Company elected to compute its taxable income in accordance with Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, the Company’s taxable income or loss is calculated in U.S. dollars. Applying these regulations reduces the effect of foreign exchange rate (of NIS against the U.S. dollar) on the Company’s Israeli taxable income.

On July 14, 2009, the Israeli parliament passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) - 2009, which provided, inter alia, an additional gradual reduction in the company tax rate to 18% as from the 2016 tax year. In accordance with the aforementioned amendments, the company tax rates applicable as from the 2009 tax year are as follows: In the 2009 tax year -26%, in the 2010 tax year - 25%, in the 2011 tax year - 24%, in the 2012 tax year - 23%, in the 2013 tax year - 22%, in the 2014 tax year - 21%, in the 2015 tax year - 20% and as from the 2016 tax year the company tax rate will be 18%. On December 5, 2011 the Israeli parliament approved the Law to Change the Tax Burden (Legislative Amendments) - 2011. According to the law the tax reduction that was provided in the Economic Efficiency Law, as aforementioned, will be cancelled and the company tax rate will be 25% as from 2012.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Income taxes (Cont.):

B.      Deferred tax assets and liabilities:

Deferred tax reflect the net tax effects of temporary differences between the carrying amounts of assets or liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2011 and 2010 the Company’s deferred taxes were in respect of the following:

	December 31,
	2011	2010
	(in thousands)

Net operating losses carry forwards	$26,052	$23,473
Provisions for employee rights and other temporary differences	170	317
Deferred tax assets before valuation allowance	26,222	23,790
Valuation allowance	(26,222)	(21,099)
Deferred tax assets	-	2,691
Deferred tax liability	(425)	(328)
Deferred tax assets (liability), net	$(425)	$2,363

C.      Loss before Income Taxes is composed as follows:

	Year ended December 31,
	2011	2010	2009
	(in thousands)

Domestic (Israel)	$(21,539)	$(47,972)	$(18,683)
Foreign	(7,793)	9,164	2,628
	$(29,332)	$(38,808)	$(16,055)

D.      Provision(Benefit) For Taxes:

	Year ended December 31,
	2011	2010	2009
	(in thousands)
Current:
Domestic (Israel)	$-	$5	$-
Foreign	399	99	286

* Taxes related to prior years	399	104	286
Deferred:	230	(179)	(46)
Deferred taxes, net	2,694	(150)	(493)
Total provision(benefit) for income taxes	$3,323	$(225)	$(253)

*
In 2011, mainly related to withholdings tax  for prior years that can not be realized due to liqudation of subsidiaries.

Discontinued operation includes tax expenses totaled $140, $92 and $136 thousands for the years ended December 31, 2011, 2010, and 2009, respectively.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Income taxes (Cont.):

E.      Uncertain Tax Position:

The Company has recorded no liability for income taxes associated with unrecognized tax benefits at the date of adoption and have not recorded any liability associated with unrecognized tax benefits during 2009, 2010 and 2011. Accordingly, the Company has not recorded any interest or penalty in regard to any unrecognized benefit.

F.	A reconciliation of the theoretical tax expense, assuming all income is taxed at the regular rates and the actual tax expense is as follows:

	December 31,
	2011	2010	2009
	(in thousands)
Loss before income taxes, per consolidated statements of income	$(29,332)	$(38,808)	$(16,055)

Theoretical income tax benefit (expense ) (26% in 2009 and 25% in 2010 and 24% in 2011)	(7,040)	(9,702)	(4,174)
Decrease in taxes resulting from the following differences:
Carry-forward losses for which the Company provided valuation allowance	5,081	5,558	2,360
Goodwill impairment and realization	5,455	3,297	1,474
Effect of different tax rates in foreign subsidiaries	(444)	758	112
Taxes related to previous years	230	(179)	(46)
Non-deductible expenses	41	43	21
Income tax expense (benefit) in the consolidated statements of income for the reported year	$3,323	$(225)	$(253)

Effective tax rate	-	-	-

G.      Tax Losses:

The Company and its subsidiaries have NOL carry forwards for income tax purposes as of December 31, 2011 of approximately $103  million with no expiration date. $78 million were generated in Israel and the rest outside of Israel.

H.      Tax Assessments:

The Company received final tax assessments in Israel through tax year 2006.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Supplementary Financial Statement Information:

A.     Balance Sheets:

         1.          Trade Accounts Receivables:

	December 31,
	2011	2010
	(in thousands)

Trade accounts receivable	$7,766	$16,642
Less allowance for doubtful accounts	(91)	(59)
	$7,675	$16,583

For the years ended December 31, 2011, 2010 and 2009 the Company charged expenses for doubtful accounts amounted to $3,773 $2,088 and $907 thousand , respectively.

For the years ended December 31, 2011, 2010 and 2009 the Company deducted from the allowance (bad debts) $3,741, $2,351 and $898 thousand, respectively.

          2.         Other Current Assets:

	December 31,
	2011	2010
	(in thousands)

Prepaid expenses	$420	$765
Short-term lease deposits	37	108
Government departments and agencies	584	558
Interest and other income receivable	-	11
Deferred taxes	-	895
	$1,041	$2,337

          3.         Accounts Payable and Accruals - Other:

	December 31,
	2011	2010
	(in thousands)

Government departments and agencies	$185	$933
Employees and wage-related liabilities	2,482	3,905
Liability with respect to previous acquisitions	-	1,483
Accrued expenses and other current liabilities	605	283
	$3,272	$6,604

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 12 - Supplementary Financial Statement Information (Cont):

A.      Balance Sheets (cont.):

          4.         The Company’s Long-lived Assets are as Follows:

	December 31,
	2011	2010
	(in thousands)

Israel	$1,917	$3,926
U.S.A.	629	2,211
Europe and other	383	832
	$2,929	$6,969

Long-lived assets information is based on the physical location of the assets at the end of each of the fiscal years. It is comprised from the Company's property and equipment and Technology intangible asset. The Company does not identify or allocate goodwill by geographic areas.

B.      Statements of Operations:

         1.          Geographic Areas Information:

Sales: Classified by Geographic Areas:

The Company adopted FASB ASC Topic 280, "segment reporting". The Company operates in one operating segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of end customers.

The following present total revenues for the years ended December 31, 2011, 2010 and 2009:

	Year ended December 31,
	2011	2010	2009
	(in thousands)

Europe (other than Denmark)	$9,595	$18,106	$26,091
North America	8,890	14,432	27,897
Denmark	2,402	8,998	9,975
Israel	3,153	3,686	2,056
Other	3,123	2, 127	3,495
	$27,163	$47,349	$69,514

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 12 - Supplementary Financial Statement Information (Cont.):

B.      Statements of Operations (cont.):

          2.         Principal Customers:

There was one customer that represented over 15.9% of the Company’s total revenues in 2010 .There were no customers that represented more than 10% of total revenues for the fiscal years 2011 or 2009.  There were no customers that represented more than 10% of total trade receivables at December 31, 2011 and 2010.

  3.         Financial Expenses, Net:

	Year ended December 31,
	2011	2010	2009
	(in thousands)

Interest income	$24	$16	$113
Foreign currency translation adjustments (see Note 1A3)	160	(765)	99
Interest expense	(1,098)	(1,301)	(1,576)
Derivative financial instruments and realized gain on marketable securities	(316)	(392)	(973)
Change in fair value of warrants and discount amortization	45	1,574	1,514
	$(1,183)	$(868)	$(823)

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Supplementary Financial Statement Information (Cont.):

C.      Earnings per Share:

Basic and diluted earnings per share (“EPS”) were computed based on the average number of shares outstanding during each year. No effect was given to potential instruments such as: share options unvested, RSU's and warrants since their inclusion would be anti-dilutive.

The following table sets forth the computation of basic and diluted net earnings per share attributable to Bluephoenix:

	Year ended December 31,
	2011	2010	2009
	(in thousands)
1. Numerator:
Amount for basic and diluted loss per share	$(32,376)	$(38,204)	$(15,570)

2. * Denominator:
Denominator for basic net loss per share - weighted average of shares	6,158,227	5,889,013	5,375,081

Effect of dilutive securities	-	-	-

Denominator for diluted net earnings per share - weighted average shares and assuming dilution	6,158,227	5,889,013	5,375,081

Basic and diluted loss per share attributed to Bluephoenix Shareholders	$(5.25)	$(6.48)	$(2.90)

* Giving retrospective effect to the reserve split see Note 10A1

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Discontinued Operation:

In May 2012, the Company completed the sale of the Company's 51% share holdings in Liacom Systems Ltd., referred to as Liacom, for an aggregate consideration of $1.7 million. This sale was part of the Company strategic plan to focus on the legacy modernization business. The proceeds from the sale were used to repay loans. Liacom met the definition of a component. Accordingly, the results of operations in the statement of operations and prior periods results have been reclassified accordingly. As part of the sale, the company realized a goodwill amounted to – $1.3 million based on the relative fair value of Liacom and the portion of the reported unit to be retained. The capital loss recorded upon sale of Liacom amounted to $703 thousands.

The following is the composition from discontinued operation:

	Year ended December 31,
	2011	2010	2009
	(in thousands, except per share data)

Revenues	$12,362	$9,771	$8,264
Cost of revenues	11,622	8,913	7,419

Gross profit	740	858	845
Selling, general, and administrative expenses	289	450	216

Operating profit	451	408	629
Financial expenses (income), net	123	(118)	(44)
Profit before provision(benefit) for income taxes	328	526	673
Provision for income taxes	140	92	136
Net profit	188	434	537

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 - Subsequent Events:

A.	In March 2012, as part of terminating the Company business in Cyprus, the Company sold the holdings in TIS together with another subsidiary in Cyprus for a consideration of $72 thousand.

B.	In June, 2012, the company sold its holdings in BluePhoenix Knowledge Management Systems Ltd., for a consideration of $550 thousand. As a result the company recorded a loss of 1,123 thousand.

C.
In November 2012, the Company announced for the sale of the operations of BridgeQuest, Inc. in the amount of 20 thousand. The sale is part of a series of actions over the last year intended to shed less profitable business units of BluePhoenix.

D.
On March 19, 2012, the Company entered into a series of agreements that became effective on May 4, 2012  with three of the Company's shareholders:  Lake Union, Prescott and Columbia, or the three shareholders, which include the following:

An Assignment and Assumption Agreement pursuant to which the rights and obligations of the lenders with respect to a $5 million loan granted to us in April 2011 and was due in May 2012 , by a financial institution and other lenders, were purchased by the three shareholders  in equal shares, subject to certain terms and conditions that will be effective following May 2012:

•	Due date on May 1, 2014 with a principal of 5 $ million and a quarterly interest rate of 6% per annum.

•
Accrued interest can be converted every three months either by the lenders or by the company into the company's ordinary shares. Upon conversion of the accrued interest, the number of shares will be determined according to the lower of 20-day volume weighted average price per share (three trading-days prior to the payment date- every quarter) or $3 per share.

•
Principal and accrued interest can be converted only by the lenders into the company's ordinary shares within 120 days of the closing date, upon conversion, the number of shares will be determined according to the lower of 30-day volume weighted average price per share (three trading-days prior to the closing date) and $3 per share.

•
Following 120 days in case of no conversion of the principal, the lenders will be entitled to the issuance of 18.7% of the Company’s outstanding share capital as of the date of issuance. Following 120 days the conversion rate will be changed, and the number of shares upon conversion will be based only on a price of $3 per share.

In addition, the three shareholders provided to us a $500 thousand bridge loan for one year  bearing nominal interest of 7% per annum. The principal and the accrued interest can be converted into shares according to the lower of 30-day volume weighted average price per share prior to closing or $3 per share.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 14 - Subsequent Events:

D.	(Cont).

During the second quarter of 2012 the three shareholders exercised their conversion right with respect to the two loans as abovementioned, and accordingly, the Company issued to Lake Union 1,221,027 ordinary shares, to Prescott 1,230,820 ordinary shares and to Columbia 1,226,545 ordinary shares.

An  additional loans of up to $1.5 million bearing an interest at a rate of 8% per annum, can be extended by the three shareholders no later than May 3, 2013 including conversion rights., insofar as so mutually agreed by the parties.

The Company is required to file a registration statement on Form F-3 to cover the resale of the ordinary shares issued upon conversion of the abovementioned loans and interest accrued thereon.